                                6,500,000 SHARES

                                     [LOGO]

                                  Common Stock

    This is a public offering of 6,500,000 shares of common stock of Power-One, Inc. We are selling 4,000,000 shares of common stock being sold in this offering. We will not receive any proceeds from the sale of the remaining 2,500,000 shares being sold by our stockholders identified in this prospectus.


    Our common stock is traded on the Nasdaq National Market under the symbol "PWER." The last reported sales price on the Nasdaq National Market of our common stock on September 14, 1999 was $25 1/2.


    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISKS THAT PURCHASERS OF OUR COMMON STOCK SHOULD CONSIDER.

                             ---------------------


                                                                            PER SHARE       TOTAL
Public offering price....................................................   $   25.00   $ 162,500,000
Underwriting discount and commissions....................................   $    1.12   $   7,280,000
Proceeds, before expenses, to Power-One..................................   $   23.88   $  95,520,000
Proceeds to selling stockholders.........................................   $   23.88   $  59,700,000


    We have granted the underwriters an option for a period of 30 days to purchase up to 975,000 additional shares of common stock.


    The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares on or about September 20, 1999.


                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STEPHENS INC.

             BANCBOSTON ROBERTSON STEPHENS

                           THOMAS WEISEL PARTNERS LLC


               The date of this prospectus is September 15, 1999.

POWERING GROWTH TECHNOLOGIES

OVER 40% OF POWER-ONE'S SALES ARE IN THE HIGH-GROWTH VOICE AND DATA COMMUNICATIONS MARKET
SEGMENTS.

[Picture of Telecommunications Product]

Power-One's leading-edge power conversion products target customers with advanced technologies, such as those that provide the infrastructure for e-commerce.

                                               [Picture of high power-density product used
                                               in data communications]

                                               A HIGH POWER-DENSITY PRODUCT USED IN DATA
                                               COMMUNICATIONS.

POWERING DIVERSIFIED TECHNOLOGIES

POWER-ONE HAS PROVIDED POWER SOLUTIONS TO A DIVERSIFIED CUSTOMER BASE FOR OVER 20 YEARS.

[Pictures of various users and products]

Over 10,000 customers purchase over two
million Power-One products annually.
Customers rank among the Fortune 500 of
high-technology companies producing
industrial, automatic/ semiconductor test, transportation, medical and other electronic equipment.

                                               [Picture of Power-One Products]

                                               POWER-ONE MAKES OVER 2,500 PRODUCTS FROM ONE
                                               WATT TO 4,000 WATTS, PROVIDING CUSTOMERS WITH
                                               A ONE-STOP-SHOP POWER SUPPLY VENDOR.

                               TABLE OF CONTENTS


                                                                                                                PAGE
PROSPECTUS SUMMARY.........................................................................................           4

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA..........................................................           6

RISK FACTORS...............................................................................................           8

USE OF PROCEEDS............................................................................................          13

DIVIDEND POLICY............................................................................................          13

CAPITALIZATION.............................................................................................          14

MARKET PRICES OF COMMON STOCK..............................................................................          15

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA.........................................................          16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS..........................          18

BUSINESS...................................................................................................          29

MANAGEMENT.................................................................................................          40

SELLING STOCKHOLDERS.......................................................................................          42

UNDERWRITING...............................................................................................          45

DESCRIPTION OF CAPITAL STOCK...............................................................................          48

LEGAL MATTERS..............................................................................................          50

EXPERTS....................................................................................................          50

WHERE YOU CAN FIND MORE INFORMATION........................................................................          50


                            ------------------------

AS USED IN THIS PROSPECTUS, REFERENCES TO "WE," "OUR," "US," "POWER-ONE," AND "THE COMPANY" REFER TO
POWER-ONE, INC. AND ITS CONSOLIDATED SUBSIDIARIES AND NOT TO THE UNDERWRITERS OR TO THE SELLING STOCKHOLDERS.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE INFORMATION DISCUSSED UNDER "RISK FACTORS."

                                POWER-ONE, INC.

    We are a leading designer and manufacturer of more than 2,500 high-quality brand name power supplies. Our power supplies are designed to meet the power needs of various subsystems and components within electronic equipment. Power supplies primarily supply, regulate and distribute electrical power within electronic equipment. AC/DC power supplies convert alternating current to direct current, while DC/DC power supplies modify direct current into other levels of direct current. Power supplies are typically classified as standard, modified standard or custom. While we manufacture and sell all three product classifications, we focus on standard and modified standard products. We believe that as time-to-market is becoming a more important factor for success, electronics companies increasingly prefer standard and modified standard power supplies.

    We are a merchant manufacturer. As such, we produce power supplies for use by others, whereas captive manufacturers produce power supplies primarily for their own use. We sell our products both to original equipment manufacturers, or OEMs, and distributors who value quality, reliability, technology and service. We have more than 10,000 customers in the communications, industrial, automatic/semiconductor test equipment, transportation, medical equipment and other electronic equipment industries. Our OEM customers include industry leaders such as Cisco, Nortel, Teradyne, Lucent, Hewlett-Packard, Siemens and Ericsson. We are also a leading provider of power supplies to domestic distributors, including Pioneer Standard Electronics, Sterling, Arrow, Kent Electronics and Future Electronics.

    In the last year, we substantially expanded our product offerings, scale and geographic breadth through two significant acquisitions. Our net sales have increased from $75.4 million in 1996 to pro forma net sales of $161.6 million in 1998, a compound annual growth rate of 46.4%. We believe that we are one of the largest power supply companies in the world that specializes in standard and modified standard power supplies. We also believe that our gross profit margins are among the highest in the industry. Our gross profit margin has been approximately 40% during the past three years.

RECENT ACQUISITIONS

    In August 1998, we increased our international presence and our portfolio of products by acquiring Melcher Holding AG, or Melcher, for $53 million, including debt assumed. Located in Uster, Switzerland, Melcher primarily designs and manufactures high-reliability DC/DC and AC/DC power supplies which it sells to leading OEMs throughout Europe and North America, including Ericsson, Daimler-Chrysler and Siemens. Melcher has manufacturing operations in three European locations and sales and application engineering offices in six European countries. By acquiring Melcher, we added approximately 750 products to our portfolio and gained better access to the $4 billion European power supply market.

    In January 1999, we further broadened our portfolio of DC/DC products by acquiring International Power Devices, Inc., or IPD. We acquired IPD for $32 million, including capitalized lease obligations and other indebtedness of IPD. IPD is a leading supplier of high-density DC/DC power supplies, which it sells primarily in North America. High-density DC/DC power technology is preferred in applications using high-speed/low-voltage logic, including the fast growing voice and data communications industries. IPD sells over 90 models of high-density DC/DC products to leading OEMs, including Cisco, Newbridge Networks and Nortel. Our acquisition of IPD has given us greater access to the $2.9 billion worldwide merchant market for DC/DC power supplies. It has also made us a leader in distributed power architecture, or DPA, which distributes DC/DC power supplies throughout the electronic infrastructure of the end product. The worldwide market for DC/DC products and, in particular, DPA products is estimated to grow faster during the next five years than the overall power supply market.

BUSINESS STRATEGY

    We focus on customers in high-end electronics industries who value quality, reliability, technology and service. Our goal is to be the leading manufacturer of standard and modified standard power supplies. To accomplish our goal, we plan to:

    - broaden our standard product line;

    - expand relationships with key OEMs;

    - strengthen our position as a leader in DC/DC power supplies and, in particular, DPA products;

    - pursue acquisitions; and

    - maintain strong relationships with distributors.

    We were incorporated in Delaware in January 1996 as a successor to a company formed in 1973. Our principal executive offices are located at 740 Calle Plano, Camarillo, California 93012, and our telephone number is (805) 987-8741. You can find our website at www.power-one.com. The information found on our website is not a part of this prospectus.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option that we granted to them to purchase additional shares in the offering.

Common stock offered by us........  4,000,000 shares

Common stock offered by selling
  stockholders....................  2,500,000 shares

Common stock to be outstanding
  after the offering..............  21,137,851 shares

Use of proceeds...................  To repay debt, to pay earn-out consideration to the former stockholders of IPD and for general corporate
                                    purposes, including possible acquisitions.

Nasdaq National Market symbol.....  "PWER"

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)

    You should read the following financial information together with the "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this prospectus.

                                          FISCAL YEARS ENDED DECEMBER 31,(1)             SIX MONTHS ENDED JUNE 30,(1)
                                     --------------------------------------------  -----------------------------------------
                                                                       PRO FORMA                                 PRO FORMA
                                       1996       1997     1998 (2)    1998 (3)        1998        1999 (4)      1999 (5)
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
STATEMENTS OF OPERATIONS:
  Net sales........................  $  75,434  $  93,068  $ 102,519   $ 161,567     $  51,046     $  81,402     $  83,631
  Gross profit.....................     30,129     37,587     39,073      62,925        21,176        33,128        34,463
  Income from operations...........      8,002     14,617      8,102      11,919         8,017         1,098         3,358
  Net income (loss)................      3,396(6)     8,234     5,730      5,797         6,121        (1,538)          638
  Net income (loss) attributable to
    common stockholders............  $   1,981  $   6,720  $   5,730   $   5,797     $   6,121     $  (1,538)    $     638
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
  Basic earnings (loss) per common
    share..........................  $    0.20  $    0.58  $    0.34   $    0.34     $    0.36     $   (0.09)    $    0.04
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
  Basic weighted average shares
    outstanding....................     10,000     11,659     17,073      17,073        17,060        17,099        17,099
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
  Diluted earnings (loss) per
    common share...................  $    0.20  $    0.56  $    0.33   $    0.33     $    0.35     $   (0.09)    $    0.04
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
  Diluted weighted average shares
    outstanding....................     10,153     11,934     17,325      17,325        17,334        17,099        17,524
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
                                     ---------  ---------  ---------  -----------  -------------  -----------  -------------
SELECTED OPERATING DATA:
  Gross profit margin..............       39.9%      40.4%      38.1%       38.9%         41.5%         40.7%         41.2%
  EBITDA (7).......................  $  12,215  $  18,833  $  14,439   $  24,480     $  10,274     $  11,382     $  10,399
  EBITDA margin....................       16.2%      20.2%      14.1%       15.2%         20.1%         14.0%         12.4%
  Backlog (8)......................  $  17,298  $  32,232  $  25,795   $  30,411     $  19,494     $  62,505     $  62,505
  Cash flows from (used in):
    Operating activities...........      4,249      8,481     21,836                    14,772        (2,453)
    Investing activities...........     (3,457)    (5,332)   (52,954)                   (6,687)      (42,207)
    Financing activities...........     (2,859)    27,185      9,291                        --        36,950


                                                                                           JUNE 30, 1999
                                                                                  --------------------------------
                                                                                                      PRO FORMA
                                                                                      ACTUAL       AS ADJUSTED (9)
                                                                                  ---------------  ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents.....................................................     $   2,751        $  52,181
  Working capital...............................................................         1,483           96,577
  Total assets..................................................................       197,506          246,936
  Total debt....................................................................        60,942           15,278
  Total stockholders' equity....................................................       101,658          196,752


                                                   (FOOTNOTES ON FOLLOWING PAGE)

(1) Our fiscal year is the 52- or 53-week period ending on the Sunday nearest to December 31, and our quarters are the 13- and 14-week periods ending on the Sunday nearest to March 31, June 30, September 30 and December 31. For clarity of presentation, we have described year-ends presented as if the year ended on December 31 and quarter-ends presented as if the quarters ended on March 31, June 30, September 30 and December 31. As such, the years ended December 31, 1996 through 1998 represent 52-week years and the six months ended June 30, 1998 and 1999 represent 26-week periods.

(2) On August 31, 1998, we acquired Melcher for a purchase price of $53 million, including $11.2 million of debt assumed. In addition, we incurred transaction costs of approximately $1.6 million. We accounted for the acquisition using the purchase method of accounting. The year ended December 31, 1998 includes a non-recurring expense of $2.3 million, which consists of an inventory fair market value write-up of $2.9 million related to the purchase of Melcher, which increased cost of goods sold expense, and a related income tax benefit of $0.6 million.

(3) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisitions of Melcher and IPD had occurred at the beginning of the period presented. The pro forma year ended December 31, 1998 statement of operations data combines Melcher's fiscal year, which ended on September 30, 1998, with our fiscal year and IPD's fiscal year, each of which ended on December 31, 1998. Pro forma adjustments include only the effects of the events directly attributable to the transactions that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the fiscal year ended December 31, 1998 exclude non-recurring items totaling $6.7 million, which consist of the following: inventory fair market value write-up of $2.9 million and $0.8 million related to the purchases of Melcher and IPD, respectively, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $1.3 million.

(4) On January 29, 1999, we purchased IPD for $32 million, including certain capitalized lease obligations and other indebtedness of IPD. In addition, we incurred approximately $1.2 million of transaction costs. We accounted for the acquisition using the purchase method of accounting. Amounts for the six months ended June 30, 1999 include non-recurring items totaling $4.4 million, which consist of the following: inventory fair market value write-up of $0.8 million related to the purchase of IPD, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $0.7 million.

(5) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of IPD had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of the events directly attributable to the transaction that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the six months ended June 30, 1999 exclude non-recurring items totaling $4.4 million, which consist of the following: inventory fair market value write-up of $0.8 million related to the purchase of IPD, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $0.7 million. The pro forma amounts include non-recurring items totalling $1.0 million, which consist of the following:
    $0.4 million of bonuses and $0.8 million of stock compensation paid by IPD in January, 1999; $0.5 million of professional fees; and related income tax benefit of $0.7 million.

(6) On January 29, 1996, we converted from a limited liability company to a C corporation. Had we been a C corporation for the entire 1996 fiscal year, the effect would have been a $0.5 million increase to provision for income taxes from $0.4 million to $0.9 million, resulting in a similar decrease in net income from $3.4 million to $2.9 million. For presentation purposes, U.S. federal and state income taxes have not been provided on earnings of our Puerto Rico subsidiary as we do not intend to remit these earnings.

(7) EBITDA, which we calculate as income from operations before depreciation, amortization and compensation charges for stock option plans, is a supplemental financial measurement used by us in the evaluation of business and by many analysts in our industry. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our financial statements prepared in accordance with generally accepted accounting principles and incorporated herein by reference. EBITDA should not be construed as an alternative either to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of our liquidity.

(8) Consists of purchase orders on-hand having delivery dates scheduled within the next six months.


(9) Adjusted to reflect the sale of the 4,000,000 shares of the common stock being offered by us pursuant to this prospectus at $25.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF OUR COMMON STOCK.

OUR BUSINESS IS CYCLICAL.

    In recent years, the power supply industry has experienced dramatic shifts in demand and has become more cyclical. As a result, our quarterly results of operations have fluctuated in the past and may continue to fluctuate in the future. These fluctuations have significantly affected our net sales, which has had a negative effect on our operating results. Any such fluctuations in the future could have a material adverse effect on our operating results.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY LOSE BUSINESS AND EXPERIENCE REDUCED PROFITABILITY.

    We have significantly increased our business within a short period of time through our acquisitions of Melcher and IPD. As a result of these acquisitions, internal growth and the transfer of production to our Mexico and Dominican Republic factories, the number of our employees has grown from 1,726 as of June 27, 1998 to 2,941 as of June 27, 1999. If we are to grow successfully, we must:

    - train our new employees;

    - effectively manage increases in our production levels and transfers of production;

    - attract and retain qualified management and technical personnel;

    - improve our operational, administrative and financial systems;

    - implement our Oracle Enterprise Resource Planning, or ERP, system in our operations; and

    - manage multiple relationships with various customers and suppliers.

    We may not be able to accomplish any of these requirements, and our failure to do so would have a material adverse effect on our operating results. In addition, our inability to manage our growth could lead to delayed shipment and cancellation of customer orders.

IMPLEMENTATION OF THE ORACLE ERP SYSTEM HAS CAUSED AND MAY CONTINUE TO CAUSE OPERATIONAL INEFFICIENCIES DURING THE CONVERSION PROCESS.

    We are in the process of converting our business software to the new Oracle ERP system. The conversion process is complicated and requires, among other things, that data from our existing computer system be made Oracle-compatible and that our employees be trained for the Oracle ERP system. As a result of switching to Oracle at our California and Mexico plants, we experienced delays in the ordering of materials, inventory-tracking problems and other inefficiencies that delayed and may cause additional delays of shipments of products to customers. Resolution of those problems in some cases required manual data entry and processing, which increased manpower needs and reduced our efficiency. Implementation of Oracle at our other manufacturing locations may encounter similar or other difficulties. Delays in shipping products to customers may lead to customer dissatisfaction and result in cancellations of orders, which could have a material adverse effect on our operating results.

CANCELLATIONS, REDUCTIONS OR DELAYS IN PURCHASES COULD CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE.

    We do not obtain long-term purchase orders or commitments from our customers, and customers may cancel, reduce or postpone orders without penalty. Cancellations, reductions or delays in orders could substantially reduce our backlog and adversely affect our net sales, gross profit and operating results, especially if we are unable to replace such orders. Our expense levels are based, in part, on expected future revenues and are relatively fixed once set. Therefore, fluctuations in sales (particularly if customers cancel, postpone or delay sales or sales fail to meet our expectations) may adversely impact our operating results. Fluctuations in sales and customer needs may also affect our mix of products and volume of orders, which in turn affect our gross margin and operating results. High-volume orders, especially custom orders, if cancelled, may substantially increase the risk of inventory obsolescence, write-offs due to excess manufacturing capacity and collection problems. These factors have caused our quarterly results to fluctuate in the past and may continue to do so in the future, which could have a material adverse effect on our operating results.

WE RELY ON A FEW MAJOR CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR BUSINESS.

    A few customers account for a significant portion of our net sales each year. During the first six months of 1999, our top three customers accounted for approximately 20% of our net sales. If we lose one of these customers, or if one of them reduces or cancels a significant order, our net income and operating results could decrease significantly.

FAILURE TO ANTICIPATE TRENDS IN THE ELECTRONIC EQUIPMENT INDUSTRY AND PRICE EROSION MAY ADVERSELY AFFECT OUR BUSINESS.

    Because we have many customers in the electronic equipment industry, the factors and economic trends that affect these companies also affect our business. Companies in the electronic equipment industry must continuously develop new products to respond to rapid changes in technology. In addition, because consumer demand for electronic equipment fluctuates frequently and the industry is highly competitive, these companies must continuously develop and produce higher-performance products at lower prices. To respond to the needs of our customers in the electronic equipment industry, we must also continuously develop new and more advanced products at lower prices. Our inability to properly assess developments in the electronic equipment industry or to anticipate the needs of our customers could cause us to lose some or all of these customers and prevent us from obtaining new customers. Moreover, the power supply industry has experienced significant price erosion in order to meet the electronic equipment industry's demand for lower costs. Future downward pressure on prices could have a material adverse effect on our operating results.

WE MAY ENCOUNTER PROBLEMS IN INTEGRATING THE OPERATIONS OF COMPANIES THAT WE ACQUIRE.

    To implement our strategy of growing through acquisitions, we need to:

    - retain key management members and technical personnel of an acquired company;

    - successfully merge corporate cultures and business processes;

    - realize sales and cost reduction synergies; and

    - possibly operate in areas of the world in which we have little or no prior experience.

    In addition, after we have completed an acquisition, our management must be able to assume significantly greater responsibilities, and this in turn may cause them to divert their attention from our existing operations. We acquired Melcher in August of 1998 and IPD in January of 1999. We are in the process of transferring production to our Mexico and Dominican Republic facilities. We expect to begin installing our Oracle ERP system in IPD's and Melcher's operations in the middle of next year. If we are unable to completely integrate Melcher's and IPD's businesses and operations into our business, including the completion of planned transfers of production to our Dominican Republic and Mexico facilities and implementation of our Oracle ERP system at Melcher and IPD, our results of operations and financial condition would be adversely affected.

MUCH OF OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH OPERATIONS IN FOREIGN COUNTRIES.

    Many of our operations are located outside of the U.S. and, consequently, are vulnerable to:

    - imposition of tariffs, quotas, taxes and other market barriers;

    - restrictions on the export or import of technology;

    - political and economic instability and work stoppages;

    - difficulties in staffing and managing international operations; and

    - fluctuations in the value of the U.S. dollar relative to foreign currencies.

    Historically, we have not hedged against any currency exchange rate risks. The occurrence of any of these factors may adversely affect our operating results.

WE MAY NOT BE ABLE TO GROW BY ACQUIRING OTHER COMPANIES.

    We will not be able to acquire other companies if we cannot negotiate acceptable terms or, if necessary, obtain acceptable financing. We may have to incur debt to acquire other companies. If our cash flow and existing working capital are not sufficient to fund our general working capital requirements and debt service needs, we will have to raise additional funds by selling equity, refinancing some or all of our existing debt or selling assets or subsidiaries. None of these alternatives to raise additional funds may be available on acceptable terms to us or in amounts sufficient for us to meet our requirements.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR SENIOR MANAGEMENT AND TO ATTRACT AND RETAIN KEY TECHNICAL PERSONNEL.

    If we lose one or more members of our senior management, our business and financial results could be adversely affected. Our capacity to develop and implement new technologies depends on our ability to employ personnel with highly technical skills. Competition for such qualified technical personnel is intense due to the relatively limited number of power supply engineers worldwide. If we cannot attract and retain qualified management or highly technical personnel, our business will be adversely affected.

WE MAY NOT BE ABLE TO COMPETE WITH COMPETITORS WHO ARE SIGNIFICANTLY LARGER AND MAY HAVE SUBSTANTIALLY LOWER MATERIALS COSTS.

    The merchant power supply manufacturing industry is characterized by intense competition. We believe that the principal bases of competition in our targeted markets are breadth of product line, quality, reliability, technical knowledge, flexibility, readily available products and a competitive price. In times of an economic downturn, or when dealing with high volume orders, we believe that price becomes a more important competitive factor. Moreover, we believe price will become a more important competitive factor in the future as the power supply industry consolidates, OEMs become larger and more entrants from Asia begin to compete with us. Many of our competitors are larger than us, and they may be able to obtain materials at significantly lower prices. Depending on the location of our plants, we may not be able to procure materials at costs as low as the materials costs of some of our competitors. This may have a material adverse effect on our operating results.

WE WILL BE REQUIRED TO PAY SUBSTANTIAL UNITED STATES INCOME TAX IF WE REPATRIATE EARNINGS FROM OUR PUERTO RICO OPERATIONS.

    We do not pay U.S. federal or state income taxes on earnings from our Puerto Rico operations as long as we do not repatriate the earnings. As of June 30, 1999, our Puerto Rico subsidiary had accumulated unremitted earnings of approximately $11.3 million. If we decide to bring these funds into the U.S., we will have to pay U.S. taxes on them at the normal rates. The resulting increase in income tax expense would decrease our net income.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY COULD SERIOUSLY DAMAGE OUR BUSINESS.

    We rely upon a combination of patents, trademarks and trade secret laws to protect our proprietary rights in certain of our products. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. Additionally, the laws of some foreign countries do not protect our proprietary rights as much as U.S. laws. We currently have several patents and may apply for additional patents, but the U.S. Patent and Trademark Office may reject some or all of our patent applications. The patents that the U.S. government issues to us may not provide us with a competitive advantage or create a sufficiently broad claim to protect the technology that we develop. Furthermore, our competitors may challenge or circumvent our patents, and some of our patents may be invalidated. If we have to initiate or defend against a patent infringement claim in the future to protect our proprietary rights, the litigation over such claims could be time-consuming and costly to us, adversely affecting our financial condition.

STEPHENS GROUP, INC. MAY BE ABLE TO CONTROL OUR MANAGEMENT, OPERATIONS AND AFFAIRS.

    Stephens Group, Inc., and certain of its affiliates have contributed their shares of our common stock to a voting trust, which owns approximately 39.5% of our outstanding common stock (24.7% after this offering). The voting trust must vote the shares "for" or "against" proposals submitted to our stockholders in the same proportion as votes cast "for" and "against" such shares by all other stockholders. As long as these shares are held in the voting trust, Stephens Group, Inc. cannot control our business. If Stephens Group, Inc., however, decides to terminate the voting trust agreement, which it can do at its sole option, Stephens Group, Inc. could, depending on the number of shares voted on a particular matter, effectively be able to elect our entire Board of Directors, approve any action requiring stockholder approval (except as provided by law) and control our management, operations and affairs. If Stephens Group, Inc. terminates the voting trust, Stephens Inc. would no longer be able to make a market in our common stock.

SYSTEMS FAILURES DUE TO HARDWARE OR SOFTWARE FAILURES OR THE YEAR 2000 PROBLEM COULD ADVERSELY AFFECT OUR BUSINESS.

    Many existing computer systems and software programs are coded to accept two digit entries rather than four digits to define the applicable year. These systems may, for example, recognize the year "00" as 1900 instead of 2000. If the problem is not corrected, many systems and computer applications could fail or create erroneous results. Our Oracle ERP system, which is Year 2000 compliant, is partially operational in our California and Mexico facilities. We may experience difficulties completing implementation in California or Mexico or in installing it in our remaining operations. If we do, it could adversely affect our business and our operating results. We may experience unforeseen problems with some of our suppliers and customers whose computer systems are not Year 2000 compliant, and these problems could adversely affect our operations. Melcher has not yet finished assessing its products or computer systems or the effect that problems with its suppliers' systems may have on its operations. At this point, Melcher expects to finish its Year 2000 remediation and testing efforts by the end of the third quarter of 1999, but Melcher may experience delays, which could adversely affect Melcher's results of operations.

OUR BUSINESS IS SUBJECT TO CERTAIN ENVIRONMENTAL RISKS.

    We are subject to federal, state, local and foreign environmental laws and regulations that govern the handling, transportation and discharge of materials into the air, water and soil. If environmental laws become more stringent over time, or existing laws are more stringently enforced, we could incur greater compliance costs and be subject to increased risks and penalties for violations. We could be held liable for significant damages for violating environmental laws and could lose certain licenses or permits, which in turn could adversely affect our financial results.

OUR CHARTER CONTAINS PROVISIONS THAT MAY HINDER OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY.

    Certain provisions of our Certificate of Incorporation could make it more difficult for a third party to acquire control of us, even if such a change in control would benefit our stockholders. We have a staggered Board of Directors, which means that our stockholders can only elect approximately one-third of the board at each annual meeting of stockholders. Stockholders must inform our corporate secretary before a stockholders' meeting of any business they wish to discuss and any directors they wish to nominate. Our Certificate of Incorporation also requires approval of 75% of our voting stock to amend certain provisions. Finally, our Board of Directors can issue preferred stock without stockholder approval. Your rights could be adversely affected by the rights of holders of preferred stock that we issue in the future. Any one of the provisions discussed above could discourage third parties from taking over control of the Company. Such provisions may also impede a transaction in which you could receive a premium over then current market prices and your ability to approve transactions that you consider in your best interests.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS.

    This prospectus contains statements which, to the extent that they do not recite historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "estimate," "may," "will," "could," "plan" or "continue" and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, our ability to:

    - manage our growth;

    - maintain existing and form new relationships with customers;

    - successfully integrate the businesses of companies that we acquire, including Melcher and IPD; and

    - complete implementation of our Oracle ERP system.

    Other risks and uncertainties include uncertainties relating to general domestic and international economic conditions including interest rate and currency exchange rate fluctuations, electronics industry market conditions and growth rates, acquisitions, the cyclical nature of our business, government and regulatory policies, technological developments and changes in the competitive environment in which we operate. We caution you that such forward-looking statements are only predictions and that actual events or results may differ materially. In evaluating such statements, you should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the factors that we discuss in this section.

                                USE OF PROCEEDS


    We estimate that our net proceeds (after we pay the underwriters and our expenses) from the sale of the 4,000,000 shares that we are selling will be $95.1 million ($118.4 million if the underwriters exercise their option to acquire additional shares). We expect to use the net proceeds from sales of our common stock to repay all of the $45.5 million of indebtedness outstanding under our credit agreement with Bank of America, N.A. and approximately $0.2 million of other debt. At June 30, 1999, our interest rate on the debt that we are repaying was 7.26% per annum. We incurred approximately $28.3 million of this debt to acquire IPD, $1.2 million to pay transaction costs, $4.3 million to acquire IPD's facility and the remainder for working capital purposes. In addition, we may use up to $13.0 million of the net proceeds to pay earn-out consideration to the former stockholders of IPD if IPD achieves the performance objectives set forth in the IPD acquisition agreement. We expect to use the remaining net proceeds for general corporate purposes, including acquisitions, additions to working capital and capital expenditures. We do not have any agreements or understandings with respect to an acquisition. We may invest the net proceeds not required immediately in short-term marketable securities.


    We will not receive any of the proceeds from sales of common stock by our selling stockholders.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since we became a public company in 1997. We currently intend to retain future earnings, if any, to operate and expand our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our credit agreement prohibits us from paying cash dividends without obtaining prior approval from our lender.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of June 30, 1999 and on a pro forma as adjusted basis, giving effect to our sale of the common stock in this offering at an offering price of $25.00 per share and the application of the net proceeds as described under "Use of Proceeds."



                                                                                                JUNE 30, 1999
                                                                                           -----------------------
                                                                                                        PRO FORMA
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Cash and cash equivalents................................................................  $    2,751   $  52,181
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Debt:
  Notes payable to banks.................................................................  $   49,917   $   4,253(1)
  Current portion of long-term debt......................................................       3,376       3,376(1)
  Long-term debt, less current portion...................................................       5,466       5,466(1)
  Capitalized leases.....................................................................       2,183       2,183
                                                                                           ----------  -----------
    Total debt...........................................................................      60,942      15,278
                                                                                           ----------  -----------

Stockholders' equity:
  Common stock, $.001 par value per share, 60,000,000 shares authorized; 17,103,257
    shares issued and 21,103,257 shares issued as adjusted (2)...........................          17          21
Additional capital.......................................................................      92,409     187,499
Accumulated other comprehensive income (loss)............................................      (2,930)     (2,930)
Retained earnings........................................................................      12,162      12,162
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     101,658     196,752
                                                                                           ----------  -----------
Total capitalization.....................................................................  $  162,600   $ 212,030
                                                                                           ----------  -----------
                                                                                           ----------  -----------


------------------------

(1) All of our remaining debt will have an average interest rate of 4.1% per annum.

(2) Excludes 1,762,465 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $7.02 per share and 1,656,180 additional shares reserved for issuance under our Amended and Restated 1996 Stock Incentive Plan and 2,988,000 additional shares reserved for issuance under our Employee Stock Purchase Plan.

                         MARKET PRICES OF COMMON STOCK

    Since the initial public offering of our common stock at $14.00 per share, effective September 30, 1997, our common stock has been listed on the Nasdaq National Market under the symbol "PWER." At August 31, 1999, we had 105 record holders of our common stock. The last reported sales price of our common stock is shown on the cover page of this prospectus. The following table sets forth the high and low sales price per share as reported on the Nasdaq National Market for the periods indicated.

                                                                                   PRICE RANGE
                                                                                 ----------------
                                                                                  HIGH      LOW
                                                                                 -------  -------
1997
  Fourth Quarter................................................................ $19 5/8  $13 7/8

1998
  First Quarter................................................................. $16 3/4  $13
  Second Quarter................................................................  17        7 3/4
  Third Quarter.................................................................  10        6 7/16
  Fourth Quarter................................................................   7 1/2    5 1/2

1999
  First Quarter................................................................. $12 1/4  $ 6 1/4
  Second Quarter................................................................  19 1/2    6 1/2
  Third Quarter (through September 9, 1999).....................................  34       19 1/4

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)

    In the table below, we provide you with selected consolidated historical financial and operating data. We have prepared this information using financial statements for the fiscal years ended December 31, 1996, 1997 and 1998 and the six-month periods ended June 30, 1998 and 1999. The financial statements for 1996, 1997 and 1998 have been audited by Deloitte & Touche LLP, independent auditors. The financial statements for the six-month periods ended June 30, 1998 and 1999 have not been audited. We have prepared this unaudited information on substantially the same basis as the audited financial statements and included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period. When you read this selected historical financial and operating data, it is important that you read along with it the section titled "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this prospectus and the historical financial statements and related notes incorporated by reference into this prospectus. Historical results are not necessarily indicative of future results.

                                                FISCAL YEARS ENDED DECEMBER 31, (1)           SIX MONTHS ENDED JUNE 30, (1)
                                            --------------------------------------------  -------------------------------------
                                                                              PRO FORMA                              PRO FORMA
                                              1996       1997     1998 (2)    1998 (3)       1998       1999 (4)     1999 (5)
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
STATEMENTS OF OPERATIONS:
  Net sales...............................  $  75,434  $  93,068  $ 102,519   $ 161,567    $  51,046    $  81,402    $  83,631
  Cost of goods sold......................     45,305     55,481     63,446      98,642       29,870       48,274       49,168
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Gross profit............................     30,129     37,587     39,073      62,925       21,176       33,128       34,463

  Selling expense.........................      7,537      8,199     11,771      17,877        4,994       10,244       10,487
  General and administrative expense......      6,486      6,778      8,311      12,643        3,567        7,083        9,538
  Engineering expense.....................      4,215      3,937      6,257      12,117        2,399        6,210        6,679
  Quality assurance expense...............      1,886      2,027      2,007       2,688        1,185        1,633        1,687
  Amortization of intangibles.............      2,003      2,029      2,625       5,681        1,014        3,560        2,714
  In-process research and development.....         --         --         --          --           --        3,300           --
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
    Total expense.........................     22,127     22,970     30,971      51,006       13,159       32,030       31,105

  Income from operations..................      8,002     14,617      8,102      11,919        8,017        1,098        3,358
  Interest income.........................         28        358      1,387         148          915           37           37
  Interest expense........................     (4,222)    (3,181)      (806)     (4,275)        (185)      (1,710)      (1,909)
  Other income (expense)..................        (16)       (18)      (627)         64          155          276         (246)
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Income (loss) before income taxes.......      3,792     11,776      8,056       7,856        8,902         (299)       1,240
  Income taxes............................        396(6)     3,542     2,326      2,059        2,781        1,239          602
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Net income (loss).......................      3,396(6)     8,234     5,730      5,797        6,121       (1,538)         638

  Less: preferred stock accretion and
    dividends.............................      1,415      1,514         --          --           --           --           --
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Net income (loss) attributable to common
    stockholders..........................  $   1,981  $   6,720  $   5,730   $   5,797    $   6,121    $  (1,538)   $     638
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Basic earnings (loss) per common
    share.................................  $    0.20  $    0.58  $    0.34   $    0.34    $    0.36    $   (0.09)   $    0.04
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Basic weighted average shares
    outstanding...........................     10,000     11,659     17,073      17,073       17,060       17,099       17,099
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Diluted earnings (loss) per common
    share.................................  $    0.20  $    0.56  $    0.33   $    0.33    $    0.35    $   (0.09)   $    0.04
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
  Diluted weighted average shares
    outstanding...........................     10,153     11,934     17,325      17,325       17,334       17,099       17,524
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                            ---------  ---------  ---------  -----------  -----------  -----------  -----------
SELECTED OPERATING DATA:
  Gross profit margin.....................       39.9%      40.4%      38.1%       38.9%        41.5%        40.7%        41.2%
  EBITDA (7)..............................  $  12,215  $  18,833  $  14,439   $  24,480    $  10,274    $  11,382    $  10,399
  EBITDA margin...........................       16.2%      20.2%      14.1%       15.2%        20.1%        14.0%        12.4%
  Depreciation & amortization.............  $   4,213  $   4,216  $   6,337   $  12,561    $   2,257    $   6,984    $   6,260
  Capital expenditures....................      2,903      5,185     11,569      13,514        6,791       12,301       12,346
  Backlog (8).............................     17,298     32,232     25,795      30,411       19,494       62,505       62,505
  Cash flows from (used in):
    Operating activities..................      4,249      8,481     21,836                   14,772       (2,453)
    Investing activities..................     (3,457)    (5,332)   (52,954)                  (6,687)     (42,207)
    Financing activities..................     (2,859)    27,185      9,291                       --       36,950

                                                                                                 JUNE 30, 1999
                                                                                        --------------------------------
                                                                                                          PRO FORMA AS
                                                                                            ACTUAL        ADJUSTED (9)
                                                                                        ---------------  ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents...........................................................     $   2,751        $  52,181
  Working capital.....................................................................         1,483           96,577
  Total assets........................................................................       197,506          246,936
  Total debt..........................................................................        60,942           15,278
  Total stockholders' equity..........................................................       101,658          196,752


------------------------------

(1) Our fiscal year is the 52- or 53-week period ending on the Sunday nearest to December 31, and our quarters are the 13- and 14-week periods ending on the Sunday nearest to March 31, June 30, September 30 and December 31. For clarity of presentation, we have described year-ends presented as if the year ended on December 31 and quarter-ends presented as if the quarters ended on March 31, June 30, September 30 and December 31. As such, the years ended December 31, 1996 through 1998 represent 52-week years and the six months ended June 30, 1998 and 1999 represent 26-week periods.

(2) On August 31, 1998, we acquired Melcher for a purchase price of $53 million, including $11.2 million of debt assumed. In addition, we incurred transaction costs of approximately $1.6 million. We accounted for the acquisition using the purchase method of accounting. The year ended December 31, 1998 includes a non-recurring expense of $2.3 million, which consists of an inventory fair market value write-up of $2.9 million related to the purchase of Melcher, which increased cost of goods sold expense, and a related income tax benefit of $0.6 million.

(3) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisitions of Melcher and IPD had occurred at the beginning of the period presented. The pro forma year ended December 31, 1998 statement of operations data combines Melcher's fiscal year, which ended on September 30, 1998, with our fiscal year and IPD's fiscal year, each of which ended on December 31, 1998. Pro forma adjustments include only the effects of the events directly attributable to the transactions that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the fiscal year ended December 31, 1998 exclude non-recurring items totaling $6.7 million, which consist of the following: inventory fair market value write-up of $2.9 million and $0.8 million related to the purchases of Melcher and IPD, respectively, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $1.3 million.

(4) On January 29, 1999, we purchased IPD for $32 million, including certain capitalized lease obligations and other indebtedness of IPD. In addition, we incurred approximately $1.2 million of transaction costs. We accounted for the acquisition using the purchase method of accounting. Amounts for the six months ended June 30, 1999 include non-recurring items totaling $4.4 million, which consist of the following: inventory fair market value write-up of $0.8 million related to the purchase of IPD, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD; and related income tax benefit of $0.7 million.

(5) This unaudited pro forma financial information combines the consolidated results of operations as if the acquisition of IPD had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of the events directly attributable to the transaction that are expected to have a continuing impact and that are factually supportable. The pro forma amounts for the six months ended June 30, 1999 exclude non-recurring items totaling $4.4 million, which consist of the following: inventory fair market value write-up of $0.8 million related to the purchase of IPD, which increased cost of goods sold expense; in-process research and development charge of $3.3 million and write-off of $1.0 million technology and license agreement, both of which related to the purchase of IPD and related income tax benefit of $0.7 million. The pro forma amounts include non-recurring items totalling $1.0 million, which consist of the following:
    $0.4 million of bonuses; $0.8 million of stock compensation paid by IPD in January, 1999; $0.5 million of professional fees; and related income tax benefit of $0.7 million.

(6) On January 29, 1996, we converted from a limited liability company to a C corporation. Had we been a C corporation for the entire 1996 fiscal year, the effect would have been a $0.5 million increase to provision for income taxes from $0.4 million to $0.9 million, resulting in a similar decrease in net income from $3.4 million to $2.9 million. For presentation purposes, U.S. federal and state income taxes have not been provided on earnings of our Puerto Rico subsidiary as we do not intend to remit these earnings.

(7) EBITDA, which we calculate as income from operations before depreciation, amortization and compensation charges for stock option plans, is a supplemental financial measurement used by us in the evaluation of business and by many analysts in our industry. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our financial statements prepared in accordance with generally accepted accounting principles and incorporated herein by reference. EBITDA should not be construed as an alternative either to income from operations (as determined in accordance with generally accepted accounting principles) as an indicator of our operating performance or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of our liquidity.

(8) Consists of purchase orders on-hand having delivery dates scheduled within the next six months.


(9) Adjusted to reflect the sale of the 4,000,000 shares of the common stock being offered by us pursuant to this prospectus at $25.00 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES AND THE OTHER FINANCIAL INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY FORWARD-LOOKING INFORMATION DUE TO FACTORS DISCUSSED UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    We are a leading designer and manufacturer of more than 2,500 high-quality brand name power supplies. We sell our products both to OEMs and distributors who value quality, reliability, technology and service. We have more than 10,000 customers in the communications, industrial, automatic/semiconductor test equipment, transportation, medical equipment and other electronic equipment industries.

    We were founded in 1973 as a manufacturer of AC/DC power supplies and until 1981 operated solely from our Southern California facility. During the 1980s, we established additional operations in Puerto Rico and Mexico to take advantage of certain labor, manufacturing and, in Puerto Rico, tax efficiencies. Between 1994 and 1996, we moved most of our Puerto Rico manufacturing operations to the Dominican Republic to capitalize on certain labor benefits. In September 1995, Stephens Group, Inc., an affiliate of Stephens Inc., and our management purchased Power-One from its previous owners and formulated a more aggressive growth strategy, which included a plan to grow through acquisitions.

    In August 1998, we increased our international presence and our product offerings by acquiring Melcher for $53 million, including debt assumed. In January 1999, we further broadened our DC/DC product offerings by acquiring IPD for $32 million, including certain capitalized lease obligations and other indebtedness of IPD.

    All references herein to Power-One and to operating data for the year ended December 31, 1998, include four months of Melcher's operations. For the six months ended June 30, 1999, financial results are consolidated to include both Melcher and, for five months, IPD.

    The following table sets forth, for the periods indicated, certain Consolidated Statements of Operations data as a percentage of net sales for the periods presented:

                                                               FISCAL YEARS ENDED DECEMBER 31,       SIX MONTHS
                                                                                                   ENDED JUNE 30,
                                                               -------------------------------  --------------------
                                                                 1996       1997       1998       1998       1999
                                                               ---------  ---------  ---------  ---------  ---------
Net sales....................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold...........................................       60.1       59.6       61.9       58.5       59.3
                                                               ---------  ---------  ---------  ---------  ---------
Gross profit.................................................       39.9       40.4       38.1       41.5       40.7
Selling expense..............................................       10.0        8.8       11.5        9.8       12.6
General and administrative expense...........................        8.6        7.3        8.1        7.0        8.7
Engineering expense..........................................        5.6        4.2        6.1        4.7        7.6
Quality assurance expense....................................        2.5        2.2        1.9        2.3        2.0
Amortization of intangibles..................................        2.6        2.2        2.6        2.0        4.4
In-process research and development..........................        0.0        0.0        0.0        0.0        4.1
                                                               ---------  ---------  ---------  ---------  ---------
Income from operations.......................................       10.6       15.7        7.9       15.7        1.3
Interest expense.............................................       (5.6)      (3.4)      (0.8)      (0.4)      (2.1)
Other, net...................................................        0.0        0.4        0.8        2.1        0.4
                                                               ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes............................        5.0       12.7        7.9       17.4       (0.4)
Income taxes.................................................        0.5        3.8        2.3        5.4        1.5
                                                               ---------  ---------  ---------  ---------  ---------
Net income (loss)............................................        4.5        8.8        5.6       12.0       (1.9)
Preferred stock accretion and dividends......................        1.9        1.6        0.0        0.0        0.0
                                                               ---------  ---------  ---------  ---------  ---------
Net income (loss) to common shareholders.....................        2.6%       7.2%       5.6%      12.0%      (1.9%)
                                                               ---------  ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------  ---------

SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998.

    NET SALES. Our net sales increased $30.4 million, or 59.5%, to $81.4 million for the six months ended June 30, 1999 from $51.0 million for the same period last year. Included in net sales for the first half of 1999 are $22.1 million contributed by Melcher and $18.4 million contributed by IPD since the date of acquisition. The principal contributors to the $30.4 million increase in net sales were DC/DC power supplies, which contributed $35.7 million, low-range power supplies, which contributed $5.9 million, and custom power supplies, which contributed $2.8 million. These increases were offset by declines in our high-range power supply line of $9.8 million, linear power supplies of $3.4 million and all other product lines of $0.8 million, net. Excluding Melcher and IPD, our net sales decreased $10.2 million, or 20.0%, to $40.8 million in the first half of 1999 from $51.0 million for the comparable period in 1998. This decrease was primarily due to general weak demand for our high-range and linear power supplies in the first four months of 1999.

    Sales to OEMs in the first six months of 1999 were $60.7 million, or 74.5% of net sales, up from $29.2 million, or 57.1% of net sales, over the comparable period in 1998. Sales to Cisco, one of our primary OEM customers, represented 10.9% of net sales. Cisco was the only customer that exceeded 10% of net sales in the first six months of 1999. Sales in the first six months of 1999 through distributors were $20.7 million, or 25.5% of net sales, down $1.2 million from $21.9 million, or 42.9% of net sales, in the same period last year. The lower percentage of net sales through distributors in the first six months of 1999 is primarily due to the change in the mix of our customer base, since most of Melcher's and IPD's customers are OEMs.

    Our recent acquisition of IPD has significantly broadened our customer base by increasing sales to key OEMs and adding new OEMs in the communications market.

    Sales by markets for the six months ended June 30, 1998 and June 30, 1999 were:

                                                                                         SIX MONTHS
                                                                                       ENDED JUNE 30,
                                                                                       -------------
                                                                                     1998         1999
                                                                                     -----        -----
Communications..................................................................          13%          42%
Industrial......................................................................          23%          19%
Transportation..................................................................           0%           8%
Automatic/Semiconductor test equipment..........................................          27%           8%
Medical equipment...............................................................          15%           8%
Computer, Retail and Other......................................................          22%          15%
                                                                                         ---          ---
  Total.........................................................................         100%         100%
                                                                                         ---          ---
                                                                                         ---          ---

    The changes in our percentage distribution of sales for automatic/semiconductor test equipment, communications, and transportation markets are primarily due to the downturn in the automatic/semiconductor test equipment market and a larger concentration of sales in the communications and transportation markets by IPD and Melcher, respectively.

    During the first six months of 1999, demand for our products increased significantly. Our combined backlog on June 30, 1999 was $62.5 million, an increase of 142.3% compared to backlog of $25.8 million on December 31, 1998. Pro forma backlog, which assumes IPD's backlog was in place at December 31, 1998, increased 105.5% at the end of June 1999 as compared to year-end 1998. For comparison, our backlog on June 30, 1998 was $19.5 million. For the quarter ended June 30, 1999 we achieved record bookings of $69.3 million, with much of this growth coming from strong demand in the communications market, as well as increased demand for our high-power product line, which are typically sold to the automatic/semiconductor test equipment market.

    GROSS PROFIT. Gross profit increased $12.0 million, or 56.4%, to $33.1 million for the six months ended June 30, 1999 from $21.2 million for the six months ended June 30, 1998. As a percent of net sales, our gross profit margin decreased to 40.7% for the first half of 1999 from 41.5% for the same period in 1998. The decline in gross profit margin primarily resulted from the inventory write-up related purchase accounting adjustments due to the IPD acquisition. Excluding the non-recurring IPD purchase related adjustments, gross profit margin would have been 41.6% for the first six months of 1999.

    SELLING EXPENSE. Selling expense increased $5.2 million, or 105.1%, to $10.2 million for the six months ended June 30, 1999 from $5.0 million for the comparable period in 1998. As a percent of net sales, selling expense increased to 12.6% for the first half of 1999 from 9.8% for the same period last year. The increase of $5.2 million in the first half of 1999 was primarily due to Melcher's and IPD's selling expense of $3.9 million and $1.4 million, respectively. Excluding Melcher and IPD, Power-One's core selling expense remained unchanged at $5.0 million in the first half of 1999 as compared to the prior year. The increase in selling expense as a percentage of net sales is primarily due to Melcher, which has higher selling expenses than Power-One and IPD as a percentage of net sales.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $3.5 million, or 98.6%, to $7.1 million for the six months ended June 30, 1999 from $3.6 million for the six months ended June 30, 1998. As a percent of net sales, general and administrative expense increased to 8.7% for the first half of 1999 from 7.0% for the comparable period in 1998. The increase of $3.5 million was primarily attributable to Melcher's and IPD's general and administrative expenses of $1.3 million and $1.0 million, respectively, as well as an increase of $1.2 million in our core general and administrative expense. The increase in our core general and administrative expense was primarily due to higher employee costs related to an increase in employee performance bonuses, higher professional fees, and increased depreciation expense primarily related to the Oracle ERP project.

    ENGINEERING EXPENSE. Engineering expense increased $3.8 million, or 158.9%, to $6.2 million for the six months ended June 30, 1999 from $2.4 million for the six months ended June 30, 1998. As a percent of net sales, engineering expense increased to 7.6% for the first half of 1999 from 4.7% for the comparable period in 1998. The increase of $3.8 million was primarily due to Melcher's and IPD's engineering expense of $2.4 million and $1.3 million, respectively.

    QUALITY ASSURANCE EXPENSE. Quality assurance expense increased $448,000, or 37.8%, to $1.6 million for the six months ended June 30, 1999 from $1.2 million for the six months ended June 30, 1998. As a percent of net sales, quality assurance expense decreased to 2.0% for the first half of 1999 from 2.3% for the comparable period in 1998. The increase of $448,000 was primarily due to higher quality assurance expense related to Melcher and IPD.

    AMORTIZATION EXPENSE. Amortization of intangibles increased $2.5 million, or 251.1%, to $3.6 million for the six months ended June 30, 1999 from $1.0 million for the same period in 1998. The majority of the increase is attributable to a $1.0 million charge taken to write-off the unamortized balance of the intangible asset value of a technology and license agreement related to substantially similar product technology acquired as a result of the IPD acquisition. The balance of the increase is due to five months of amortization of the intangibles initially recorded upon the acquisition of IPD on January 29, 1999 totaling approximately $768,000, as well as $836,000 of amortization of intangibles related to the Melcher acquisition.

    IN-PROCESS RESEARCH & DEVELOPMENT. In connection with the IPD acquisition, we recorded a one time charge of $3.3 million for purchased in-process technology that had not reached technological feasibility.

    INCOME FROM OPERATIONS. As a result of the items discussed above, income from operations decreased $6.9 million, or 86.3%, to $1.1 million for the six months ended June 30, 1999 from $8.0 million for the comparable period in 1998. The lower income from operations for the first half of 1999 resulted from several significant non-recurring items totaling approximately $5.1 million, including an $0.8 million inventory write-up related purchase accounting adjustment for IPD, $1.0 million write-off of a previously acquired technology license, and $3.3 million charge for in-process research and development. Excluding these items, income from operations would have been $6.2 million.

    INTEREST INCOME. Interest income decreased $878,000, or 96.0%, to $37,000 for the six months ended June 30, 1999 from $915,000 for the six months ended June 30, 1998. The decrease is primarily due to the decrease in short-term, interest-bearing financial instruments due to cash used for the Melcher acquisition in the third quarter of 1998.

    INTEREST EXPENSE. Interest expense increased $1.5 million, or 824.3%, to $1.7 million for the six months ended June 30, 1999 from $185,000 for the comparable period in 1998. The increase is primarily due to advances under our credit facilities to finance the IPD acquisition, as well as additional investments in facilities and capital equipment to increase our capacity to support the rapid growth in our business.

    OTHER INCOME (EXPENSE), NET. Other income, net, increased $121,000, to $276,000 for the six months ended June 30, 1999 from $155,000 for the six months ended June 30, 1998. Other income increased primarily due to gains on sales of fixed assets and foreign currency transactions.

    INCOME TAXES. The provision for income taxes decreased to $1.2 million for the six months ended June 30, 1999 from $2.8 million income tax for the comparable period in 1998. The recorded loss for the first half of 1999 did not generate a significant income tax benefit primarily due to the $3.3 million charge for in-process research and development and $768,000 amortization of goodwill related to the IPD acquisition, both of which were nondeductible for tax purposes.

YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997.

    NET SALES. Net sales increased $9.5 million, or 10.2%, to $102.5 million for the year ended December 31, 1998 from $93.1 million for the year ended December 31, 1997. The increase in net sales resulted primarily from a $18.8 million contribution from Melcher since the date of acquisition, as well as strong growth in unit shipments of standard and modified standard power supplies, particularly in high-range power configurations, during the first half of 1998. Including Melcher's results, the principal contributors to the $9.5 million increase in net sales were DC/DC power products, which contributed $14.1 million in net sales, and low-range power products, which contributed $4.4 million. These increases were offset by declines in linear and custom power products of $3.4 million and $3.9 million, respectively, and decreases in all other product lines of $1.7 million, net. Excluding Melcher, our net sales decreased $9.4 million, or 10.1%, to $83.7 million in 1998 from $93.1 million in 1997. This was primarily due to the general slowdown in demand for products within the electronics industry, as well as domestic inventory reductions at OEMs, including some of our customers, in the second half of 1998.

    Sales to OEMs for the year ended December 31, 1998 were $62.2 million, or 61% of net sales, an increase of $10.2 million or 19.7% over the comparable period in 1997, when sales to OEMs represented 56% of net sales. Sales through distributors for the year ended December 31, 1998 were $40.3 million, or 39% of net sales, a decrease of $0.8 million or 1.9% compared to the same period in 1997, when such sales represented 44% of net sales. As a result of the Melcher acquisition, our OEM sales to the communications and transportation markets increased $7.1 million and $3.6 million, respectively.

    Our total backlog on December 31, 1998 was $25.8 million, which is comprised of Power-One's backlog of $13.4 million and Melcher's backlog of $12.4 million. Power-One's backlog stood at $32.2 million on December 31, 1997.

    Beginning in the three month period ended June 30, 1998, demand for products slowed significantly within the electronics industry. This was the result of a softening trend in capital equipment markets, which in turn has been negatively influenced by weak demand due to the business recessions in various Asian economies, as well as an overall slowing in global economic activities. Demand for our products was further weakened by domestic inventory reduction initiatives at OEMs and distributors, including some of our customers. The contribution of Melcher, which sells primarily into the European market, more than offset the decline in our North American business. We expect that the Melcher acquisition will continue to have a positive impact on our overall business growth, particularly in data communications and telecommunications.

    To counter the impact of the soft business climate in 1998, management pursued action steps to position us for increased growth in 1999. Some of these initiatives included actively pursuing new business synergies with Melcher in the areas of sales and cost reductions; aggressively pursuing acquisitions which culminated in the acquisition of IPD on January 29, 1999; and providing for additional investment in research and development. Additionally, we made significant progress to further upgrade our core business systems with the implementation of a new Oracle ERP system. Although this fully integrated Oracle ERP system is Year 2000 certified, the key reasons for implementing the new system are to further enhance our technical infrastructure by providing to management the tools available in a new generation of systems and software to speed information retrieval; to position us for business growth; to facilitate business integration of acquired companies; and to provide a clearer audit trail for the source of information.

    GROSS PROFIT. Gross profit increased $1.5 million, or 4.0%, to $39.1 million for the year ended
December 31, 1998 from $37.6 million for the year ended December 31, 1997, which is primarily due to the inclusion of Melcher's gross profit since the date of the acquisition. As a percent of net sales, gross profit decreased to 38.1% for the year ended December 31, 1998 from 40.4% for the same period in 1997. The decline in gross profit margin primarily resulted from the inventory write-up related purchase accounting adjustments related to the Melcher acquisition. Excluding the Melcher related inventory fair market value purchase write-up adjustments, gross profit margin would have been 40.9% in 1998 and 40.4% in 1997.

    SELLING EXPENSE. Selling expense increased $3.6 million, or 43.6%, to $11.8 million for the year ended December 31, 1998 from $8.2 million for the year ended December 31, 1997. The increase of $3.6 million is primarily due to the inclusion of Melcher's selling expense of $3.6 million since the date of acquisition. Excluding Melcher, selling expense was unchanged at $8.2 million compared to the prior year. As a percent of net sales, selling expense increased to 11.5% in 1998 from 8.8% for the year ended December 31, 1997, which is primarily due to our decision to maintain its sales resources intact during the business downturn in the latter portion of 1998, and due to the addition of Melcher which had proportionately higher selling expense on a stand-alone basis.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $1.5 million, or 22.6%, to $8.3 million for the year ended December 31, 1998 from $6.8 million for the year ended December 31, 1997. As a percent of net sales, general and administrative expense increased to 8.1% in 1998 from 7.3% in 1997. The increase of $1.5 million is primarily due to higher public company expenses of $268,000, higher travel costs primarily related to pursuing other acquisitions of $149,000, higher depreciation expense of $244,000, higher general office expenses of $291,000, other expenses aggregating $385,000 and the inclusion of Melcher's general and administrative expenses of $748,000 since the date of acquisition. These increases are partially offset by decreases in salaries of $270,000 and bad debt expense of $315,000.

    ENGINEERING EXPENSE. Engineering expense increased $2.3 million, or 58.9%, to $6.3 million for the year ended December 31, 1998 from $3.9 million for the year ended December 31, 1997. As a percent of net sales, engineering expense increased to 6.1% for the year ended December 31, 1998 from 4.2% for the year ended December 31, 1997. The increase is primarily due to higher employee costs of $484,000, increased product development expense of $109,000, and the inclusion of Melcher's engineering expenses of $1.7 million since the date of acquisition.

    QUALITY ASSURANCE EXPENSE. Quality assurance expense remained flat at $2.0 million for both 1998 and 1997. As a percent of net sales, quality assurance expense decreased to 1.9% for the year ended December 31, 1998 from 2.2% from the year ended December 31, 1997. Excluding Melcher, quality assurance expense decreased $153,000, or 7.5%, to $1.9 million in 1998 compared to $2.0 million in 1997. This decrease is primarily attributable to a decrease in salary expense.

    AMORTIZATION EXPENSE. The amortization of intangibles increased $596,000, or 29.4%, to $2.6 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. As a percent of net sales, amortization of intangibles increased to 2.6% for the year ended December 31, 1998 from 2.2% for the year ended December 31, 1997. The increase is directly attributable to four months of amortization of intangibles initially recorded upon the acquisition of Melcher on August 31, 1998.

    INCOME FROM OPERATIONS. As a result of the above factors, income from operations decreased $6.5 million, or 44.6%, to $8.1 million for the year ended December 31, 1998 from $14.6 million for the year ended December 31, 1997. As a percent of sales, income from operations decreased to 7.9% for the year ended December 31, 1998 from 15.7% for the year ended December 31, 1997. Excluding the charge to cost of sales of $2.9 million for the Melcher-related inventory fair market value purchase write-up adjustments, income from operations would have been $11.0 million in 1998 compared to $14.6 million in 1997.

    INTEREST INCOME. Interest income increased $1.0 million, or 287.4%, to $1.4 million for the year ended December 31, 1998 from $0.4 million for the year ended December 31, 1997. This increase is primarily due to the interest income derived from investment of a portion of the net proceeds from our initial public offering, or IPO, in short-term, interest-bearing investment-grade financial instruments.

    INTEREST EXPENSE. Interest expense decreased $2.4 million, or 74.7%, to $0.8 million for the year ended December 31, 1998 from $3.2 million for the year ended December 31, 1997. This decrease is primarily the result of the repayment of all bank borrowings under our existing bank credit facility using the net proceeds from our IPO completed in the fourth quarter of 1997.

    OTHER INCOME (EXPENSE), NET. Other expense increased $609,000, to $627,000 for the year ended December 31, 1998, from $18,000 for the year ended December 31, 1997, and is primarily due to foreign currency translation losses of $455,000 related to Melcher since the date of acquisition and other expenses aggregating $154,000.

    INCOME TAXES. The provision for income taxes decreased $1.2 million, to $2.3 million for the year ended December 31, 1998, from $3.5 million for the year ended December 31, 1997. Income taxes as a percent of net sales decreased to 2.3% in 1998 from 3.8% in 1997. The decrease is due to a $721,000 reduction in tax provision related to the $7.2 million write-up of assets to fair value as a result of purchase accounting adjustments made for the Melcher acquisition. The remainder is attributable to a $122,000 tax credit related to a pre-tax loss incurred by our U.S. operations in the third quarter of 1998, as well as a decrease in the overall effective tax rate due to a relatively lower portion of operating income generated in the second half of 1998, primarily as a result of lower sales of high-power products.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996.

    We have reclassified certain reimbursements from customers from selling, engineering and quality assurance expenses to net sales for consistency with the current year presentation.

    NET SALES. Net sales increased $17.6 million, or 23.4%, to $93.1 million for the year ended December 31, 1997 from $75.4 million for the year ended December 31, 1996. The increase in revenue resulted primarily from strong growth in unit shipments of standard, modified standard and custom power supplies in both low-range and high-range power configurations during the third and fourth quarter of 1997. Price changes in 1997 were not a significant contributor to overall sales growth. Mirroring the sales increase, our backlog grew to $32.2 million at December 31, 1997, compared to $17.3 million at December 31, 1996. Power conversion product sales increased over 1996 as the result of our wide range of product offerings, continued growth in existing OEM customer accounts and distributors, as well as an increased focus by our strategic national accounts team on key OEM customers.

    GROSS PROFIT. Gross profit increased $7.5 million, or 24.8%, to $37.6 million for the year ended December 31, 1997 from $30.1 million for the year ended December 31, 1996, primarily as a result of higher sales. For the year ended December 31, 1997, gross profit margin as a percent of sales increased slightly to 40.4%, up from 39.9% for the prior year ended December 31, 1996. The improvement in gross profit margin was primarily due to lower costs of production following the transfer of manufacturing from our Puerto Rico facility to our Dominican Republic facility, which was completed towards the end of 1996.

    SELLING EXPENSE. Selling expense increased $662,000, or 8.8%, to $8.2 million for the year ended December 31, 1997 from $7.5 million for the year ended December 31, 1996. The increase of $662,000 is primarily due to higher payroll costs related to an increase in bonuses to our sales force of $465,000, reclassification of certain distribution expense from manufacturing to selling expense related to our operations in the Dominican Republic totaling $340,000 and other operating costs aggregating $496,000. These increases were partially offset by a $639,000 reduction in commissions paid to manufacturers' representatives as a result of our renegotiating these commission agreements. As a percent of net sales, selling expense decreased to 8.8% for the year ended December 31, 1997 from 10.0% for the year ended December 31, 1996, which is primarily attributable to higher sales volume.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased $292,000, or 4.5%, to $6.8 million for the year ended December 31, 1997 from $6.5 million for the year ended December 31, 1996. As a percent of net sales, general and administrative expense decreased to 7.3% in 1997 from 8.6% in 1996. The increase of $292,000 is primarily due to an $861,000 increase in employee performance bonuses as well as growth in staffing levels of administrative personnel, offset by $613,000 of expenses incurred in connection with the transfer of production from Puerto Rico to the Dominican Republic in 1996.

    ENGINEERING EXPENSE. Engineering expense declined $278,000, or 6.6%, to $3.9 million for the year ended December 31, 1997 from $4.2 million for the year ended December 31, 1996. As a percent of net sales, engineering expense decreased to 4.2% for the year ended December 31, 1997 from 5.6% for the year ended December 31, 1996. Certain engineering expenses, which had been increased in the first half of 1996 based upon anticipated sales increases, were reduced, primarily by the reduction of administrative personnel as well as a reduction in the use of consultants, in the last half of 1996 as sales declined. We believe that no strategic business was affected by this reduction. We refilled many of these positions by the end of the third quarter of 1997, and management expects its investment in engineering to increase in 1998.

    QUALITY ASSURANCE EXPENSE. Quality assurance expense increased $141,000, or 7.5%, to $2.0 million for the year ended December 31, 1997 from $1.9 million for the year ended December 31, 1996. As a percent of net sales, quality assurance expense decreased slightly to 2.2% in 1997 from 2.5% in 1996. The increase of $141,000 is primarily due to higher payroll costs related to growth in staffing levels to support the increase in quality activities generated by the increase in sales volume.

    INCOME FROM OPERATIONS. As a result of the above factors, income from operations increased $6.6 million, or 82.7%, to $14.6 million for the year ended December 31, 1997 from $8.0 million for the year ended December 31, 1996. As a percent of sales, income from operations increased to 15.7% for the year ended December 31, 1997 from 10.6% for the year ended December 31, 1996.

    INTEREST EXPENSE. Interest expense decreased $1.0 million, or 24.7%, to $3.2 million for the year ended December 31, 1997 from $4.2 million for the year ended December 31, 1996. This decrease was the result of lower bank borrowings and the repayment of all amounts outstanding under our existing bank credit facility with the net proceeds from our IPO in the fourth quarter.

    INTEREST AND OTHER INCOME, NET. Interest and other income increased $328,000, to $340,000 for the year ended December 31, 1997, from $12,000 for the year ended December 31, 1996, and is due to interest income generated from investment of a portion of the proceeds from the IPO in short-term, interest-bearing instruments.

    INCOME TAXES. The provision for income taxes increased $2.6 million, to $3.5 million for the year ended December 31, 1997, from the pro forma tax expense of $923,000 for the year ended December 31, 1996. Income taxes as a percent of net sales increased to 3.8% in 1997 from a pro forma 1.2% in 1996. The percentage increase primarily reflects an increase in our effective tax rate from 24.3% in 1996 to 30.1% in 1997 resulting from a higher proportion of our earnings being generated in the U.S. rather than in Puerto Rico.

LIQUIDITY AND CAPITAL RESOURCES

    Our cash and cash equivalents balance decreased $8.0 million, or 74.5% from $10.8 million at December 31, 1998 to $2.8 million at June 30, 1999. The primary source of cash for the first six months of 1999 consisted of net borrowings from credit facilities of $34.5 which was primarily used to finance the purchase of IPD and its manufacturing facility. The primary uses of cash for the first six months of 1999 consisted of $28.3 million for the purchase of IPD, $1.2 million of transaction costs, $12.3 million for the acquisition of property and equipment and $2.5 million for operating activities.

    The $2.5 million used for operating activities was primarily attributable to cash earnings from operations of $8.7 million (net income plus depreciation, amortization and in-process research and development charge) offset by $11.2 million used in working capital. The $11.2 million use of working capital was primarily due to an increase in accounts receivable and inventories of $11.4 million and $8.1 million, respectively, offset by an increase in accounts payable of $7.5 million.

    The $12.3 million for acquisition of property and equipment included approximately $4.3 million for the purchase of IPD's manufacturing facility, $2.5 million for hardware, software and implementation support related to our Oracle ERP system conversion, and the balance reflected additional property, plant and capital equipment expenditures consistent to support our growth plans.

    We have a $65 million revolving line of credit, which bears interest on amounts outstanding payable quarterly based on our leverage ratio and one of the following rates as selected by us: LIBOR plus 1.25% to 2.50%, or the bank's base rate plus 0% to 1.25%. The credit agreement (a) provides for restrictions on additional borrowings, leases and capital expenditures; (b) prohibits us, without prior approval, from paying dividends, liquidating, merging, consolidating or selling our assets or business; and (c) requires us to maintain a specified net worth, minimum working capital and certain ratios of current liabilities and total debt to net worth. At June 30, 1999, amounts outstanding under our line of credit were $45.5 million.

    As a result of the Melcher acquisition, we have various credit facilities with banks in Switzerland and Germany which can be drawn upon in the form of term loans. The aggregate credit limit for all such credit facilities is approximately $13.6 million. Melcher's credit facilities in Switzerland bear interest on amounts outstanding payable at various time intervals and market rates based on Swiss LIBOR plus a margin ranging from 1.25% to 2.00%. Some of Melcher's credit agreements require Melcher to maintain certain financial covenants and to provide certain financial reports to the lenders, none of which materially restricts Melcher. At June 30, 1999, short-term and long-term amounts outstanding under Melcher's credit facilities were $4.3 million and $8.8 million, respectively, and Melcher was in compliance with all debt covenants.

    As a result of the IPD acquisition, we have an additional line of credit in the U.S., which bears interest at the bank's prime rate plus 0.75%. Borrowings are limited to the lesser of $4.5 million or 80% of IPD's eligible accounts receivable, as defined. At June 30, 1999, amounts outstanding under IPD's line of credit were $0.2 million.

    At June 30, 1999, short-term and long-term amounts outstanding under all credit facilities with banks were $53.3 million and $5.5 million, respectively. Borrowings are collateralized by substantially all of our assets.

    We currently anticipate that our total capital expenditures for 1999 will be approximately $16 million, of which approximately $2.8 million represents costs to complete the implementation of our Oracle ERP system, approximately $4.6 million represents investments in surface mount technology automation and approximately $2.9 million represents investments in manufacturing improvements. The amount of these anticipated capital expenditures will frequently change based on future changes in business plans, our financial condition and general economic conditions.

    Based on current plans and business conditions, we believe our existing working capital and borrowing capacity, coupled with the funds generated from our operations, will be sufficient to fund our anticipated working capital, capital expenditures and debt payment requirements for the foreseeable future. However, if we make a large acquisition, it may be necessary to raise debt or equity in the private or public securities markets.

QUARTERLY RESULTS

    The following table presents our unaudited quarterly operating results. In the opinion of our management, this information has been prepared on the same basis as the financial statements incorporated by reference in this prospectus and includes all adjustments (consisting of only normal recurring accruals) that management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations of any future period. Our results of operations have fluctuated and may continue to fluctuate from period to period, including on a quarterly basis.

                                       1997 QUARTERS ENDED                           1998 QUARTERS ENDED
                           --------------------------------------------  --------------------------------------------
                            MAR. 31    JUNE 30    SEPT. 30     DEC. 31    MAR. 31    JUNE 30    SEPT. 30     DEC. 31
                           ---------  ---------  -----------  ---------  ---------  ---------  -----------  ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS
  OF OPERATIONS:
Net sales................  $  17,910  $  23,023   $  24,852   $  27,283  $  26,673  $  24,373   $  23,101   $  28,372
Gross profit.............      7,308      9,277      10,073      10,929     11,103     10,073       8,141       9,756
Income (loss) from
  operations.............      2,295      3,100       3,945       5,277      4,088      3,929         328        (243)
Net income (loss)
  attributable to common
  stockholders...........        586      1,146       1,706       3,282      3,073      3,048         287        (678)
Diluted earnings (loss)
  per share..............  $    0.06  $    0.11   $    0.17   $    0.20  $    0.18  $    0.18   $    0.02   $   (0.04)

                             1999 QUARTERS
                                 ENDED
                           ------------------
                           MAR. 31   JUNE 30
                           -------  ---------

CONSOLIDATED STATEMENTS
  OF OPERATIONS:
Net sales................  $34,834  $  46,568
Gross profit.............   13,181     19,947
Income (loss) from
  operations.............   (3,364)     4,462
Net income (loss)
  attributable to common
  stockholders...........   (3,517)     1,979
Diluted earnings (loss)
  per share..............  $ (0.21) $    0.11


YEAR 2000 ISSUE

    Many existing computer systems and software programs are coded to accept two digit entries rather than four digits to define the applicable year. These systems may, for example, recognize the year "00" as 1900 instead of 2000. If the problem is not corrected, many systems and computer applications could fail or create erroneous results.

    Our business faces risk from unforeseen problems with our own information systems and systems of our third party suppliers and customers. To address these risks, we established a task force in early 1998, and since then have been actively engaged in ensuring that our systems are Year 2000 compliant.

    We have substantially completed an extensive review to ensure the internal readiness of our computer systems and the embedded systems commonly found in manufacturing equipment such as microcontrollers. We have assessed our products, and they are not date sensitive.

    We have also assessed the readiness of our key suppliers, subcontractors and customers for the Year 2000 calendar change. To date we have received survey responses from approximately 85% of our most important suppliers, which indicate that they are aware of the Year 2000 compliance issue and that they intend to be fully Year 2000 compliant and certified by year-end 1999. We expect the balance of critical vendors to respond to our surveys by the third quarter of 1999.

    In April 1999, we significantly reduced our exposure to the Year 2000 compliance issue by partially implementing a new Oracle ERP system, which is Year 2000 compliant, in our California and Mexico facilities. However, we may experience difficulties in completing implementation in California and Mexico and in installing it in our remaining operations. If we do, it could adversely affect our business and our operating results.

    We are also modifying or replacing, as necessary, other third party software applications in order to ensure that they are Year 2000 compliant. We expect to substantially complete the remediation of our computer systems in California, Mexico and the Dominican Republic by the end of September 1999, before any potential adverse impact on our business. Melcher, however, has not yet finished assessing its products or computer systems or the effect that problems with its suppliers' systems may have on its operations. At this point, Melcher expects to finish its Year 2000 remediation and testing efforts by the end of the third quarter of 1999, but Melcher may experience delays, which could adversely affect Melcher's results of operations. In any event, we do not expect the overall costs to complete our Year 2000 project to be material. We believe that the most significant adverse effect on our business related to Year 2000 compliance would be that some of our smaller and less relied-upon suppliers may not have systems that are Year 2000 compliant, delaying our receipt of materials from them and our fulfillment of customers' orders.

                                    BUSINESS

    We are a leading designer and manufacturer of more than 2,500 high-quality brand name power supplies. Our power supplies are designed to meet the power needs of various subsystems and components within electronic equipment. Power supplies:

    - primarily supply, regulate and distribute electrical power within electronic equipment;

    - either convert alternating current to direct current, an AC/DC power supply, or modify direct current into other levels of direct current, a DC/DC power supply;

    - provide electronic components with a precise and constant supply of electrical power at one or more voltage levels;

    - regulate and monitor voltages to protect electronic components within equipment from surges or drops in voltage, to prevent electronic equipment from being damaged by its own malfunction and to provide back-up power if a primary power source fails; and

    - are typically classified as standard, modified standard and custom. While we manufacture and sell all three product classifications, we focus on standard and modified standard products.

    We sell our products both to OEMs and distributors who value quality, reliability, technology and service. We have more than 10,000 customers in the communications, industrial, automatic/semiconductor test equipment, transportation, medical equipment, and other electronic equipment industries. Our OEM customers include industry leaders such as Cisco, Nortel, Teradyne, Lucent, Hewlett-Packard, Siemens and Ericsson. We are also a leading provider of power supplies to domestic distributors, including Pioneer Standard Electronics, Sterling, Arrow, Kent Electronics and Future Electronics.

    We were founded in 1973 as a manufacturer of AC/DC power supplies and until 1981 operated solely from our Southern California facility. During the 1980's, we established additional operations in Puerto Rico and Mexico to take advantage of certain labor, manufacturing and, in Puerto Rico, tax efficiencies. Between 1994 and 1996, we moved most of our Puerto Rico manufacturing operations to the Dominican Republic to capitalize on certain labor benefits. In September 1995, Stephens Group Inc., an affiliate of Stephens Inc., and our management purchased Power-One from its previous owners and formulated a more aggressive growth strategy, which included a plan to grow through acquisitions. In the last year, we substantially expanded our product offerings, scale and geographic breadth through two significant acquisitions. Our pro forma net sales have increased from $75.4 million in 1996 to pro forma net sales of $161.6 million in 1998, a compound annual growth rate of 46.4%. We believe that we are one of the largest power supply companies in the world that specializes in standard and modified standard power supplies. We also believe that our gross profit margins are among the highest in the industry. Our gross profit margin has been approximately 40% during the past three years.

RECENT ACQUISITIONS

    In August 1998, we increased our international presence and our portfolio of products by acquiring Melcher for $53 million, including debt assumed. Located in Uster, Switzerland, Melcher primarily designs and manufactures high-reliability DC/DC and AC/DC power supplies which it sells to leading OEMs throughout Europe and North America, including Ericsson, Daimler-Chrysler and Siemens. High-reliability power supplies are designed for rugged use in heavy-duty equipment in industries such as transportation and telecommunications. Melcher has manufacturing operations in three European locations and sales and application engineering offices in six European countries. By acquiring Melcher, we added approximately 750 products to our portfolio and gained better access to the $4 billion European power supply market. In addition, we are now able to use Melcher's direct sales force of 59 sales professionals and its marketing channels to sell Power-One's portfolio of products both to new customers and Melcher's existing customers in Europe.

    In January 1999, we further broadened our portfolio of DC/DC products by acquiring IPD. We acquired IPD for $32 million including capitalized lease obligations and other indebtedness of IPD, or a total capital outlay of $28.3 million. In addition, we are required to pay up to $13 million to IPD's former shareholders, if IPD attains certain defined operational performance objectives in the 13 month period ending on March 31, 2000. We subsequently acquired IPD's facility in Boston, Massachusetts for approximately $4 million. IPD is a leading supplier of high-density DC/DC power supplies, which it distributes primarily in North America. High-density DC/DC power technology is preferred in applications using high-speed/low-voltage logic, including the fast growing voice and data communications industries. IPD sells over 90 models of high-density DC/DC products to leading OEMs, including Cisco, Newbridge Networks and Nortel. As part of the acquisition, we also acquired IPD's 49% ownership position in Shenzhen SED-IPD International Electronic Device Co., Ltd., a joint-venture based in Shenzhen, China. We are currently moving the production of IPD's higher volume products from its Boston facility to our lower cost manufacturing facility in Mexico. Our acquisition of IPD has given us greater access to the $2.9 billion worldwide merchant market for DC/DC power supplies. It has also made us a leader in distributed power architecture, which distributes DC/DC power supplies throughout the electronic infrastructure of the end product. The worldwide market for DC/DC products is estimated to grow faster during the next five years than the overall power supply market.

INDUSTRY AND MARKET OVERVIEW

    The two primary types of power supplies are AC/DC and DC/DC power supplies. AC/DC power supplies convert alternating current from a primary power source, such as a wall outlet, into a precisely controlled direct current. Virtually every electronic device that plugs into an AC wall socket requires some type of AC/DC power supply. DC/DC power supplies modify an existing DC voltage level to other DC levels to meet the power needs of various subsystems and components within electronic equipment.

    Power supplies are configured using both linear and switching technology. Linear power supplies offer low noise and precise voltage regulation specifications, which are characteristics required for specialized applications such as analog-to-digital converters and operational amplifiers used in the instrumentation industry. Switching power supplies utilize energy more efficiently, are smaller and weigh less than linear power supplies. The market for switching power supplies is estimated to be the fastest growing segment of the power supply market. Switching power supplies comprise most of our product line.

    Power supplies are typically classified as standard, modified standard or custom. Standard power supplies are not typically industry-wide standards. Rather, they are power supplies that a particular company, such as Power-One, manufactures as its own standard catalog products that customers can use for many different applications. Modified standard products are standard products that are modified slightly to meet a customer's specific design requirements. Because they have already been designed and manufactured, standard and modified standard products allow end customers to reduce their time-to-market and minimize costs for new product introductions. Custom power supplies are designed for a specific customer to meet the specifications for a unique application. It typically takes four to six months to produce a custom product and requires the expenditure of significant up-front engineering costs. In addition, users of custom products frequently have high-volume production requirements and operate in more price sensitive industries. As a result, profit margins on custom products are typically lower than margins on standard products. Unlike some technology products, power supplies, whether standard, modified standard, or custom, can be difficult to match exactly or replace with products manufactured by another supplier without considerable investment. Thus, once a power supply has been designed into a customer's product, it is normally difficult and costly for the customer to change suppliers during that product's life cycle. However, customers who manufacture their products in high volumes typically require two sources for power supplies.

MARKET SIZE AND TRENDS

    The power supply industry is highly fragmented, consisting of an estimated 1,000 companies worldwide, including over 300 in North America. Only six power supply companies in the world, most of which specialize in custom products, had merchant market sales greater than $200 million in 1997. The average power supply company is estimated to have annual sales of approximately $15 million. In 1998, the worldwide market for switching power supplies was estimated to be approximately $16 billion, including approximately $7 billion in North America. The worldwide market is expected to grow to approximately $21 billion in 2002, and the North American market is expected to grow to approximately $9 billion by 2002.

    We see the significant trends in the power supply industry as:

    USE OF DISTRIBUTED POWER ARCHITECTURE. The communications and networking industries are utilizing lower voltage semiconductors that require the power supply to be located closer to the specific application. As a result, many new products are designed with distributed power architecture, or DPA, that distributes high-density switching DC/DC power supplies throughout the electronic infrastructure of the end product. This DPA segment of the power supply industry is expected to grow faster than the overall market for the next several years.

    SHORTENED TIME-TO-MARKET. To compete successfully in their industries, OEMs must bring products with a wider variety of features to market as quickly as possible. We believe that as OEMs face greater competition to accelerate the time-to-market for their new products, they are increasingly incorporating standard and modified standard power supplies into their products.

    RELIANCE ON FEWER SUPPLIERS. In the past, customers typically purchased power supplies from multiple suppliers. However, in order to lower costs and accelerate delivery schedules, OEMs and electronic distributors are increasingly reducing their supplier base to include only vendors who can offer a broad range of products and service most of their needs. In addition, OEMs who purchase power supplies have merged with or acquired other companies as part of consolidation trends in their own industries. These larger OEM customers increasingly rely on suppliers with greater financial resources and broader product lines.

    OUTSOURCING TO MERCHANT MANUFACTURERS. Captive power supply manufacturers design and manufacture power supplies primarily for use in their own products. Merchant power supply manufacturers design and manufacture power supplies for use by OEMs. The merchant segment of the power supply market in North America was estimated to be approximately 62% of the total power supply market in 1997. The merchant segment is expected to grow to approximately 69% of the overall market by 2002 as OEMs increasingly focus on core competencies and outsource the manufacturing of power supplies to more efficient suppliers. In many cases, we believe that as this outsourcing occurs, many OEMs will divest their power supply businesses.

BUSINESS STRATEGY

    We focus on customers in high-end electronics industries who value quality, reliability, technology and service. Our goal is to be the leading manufacturer of standard and modified standard power supplies. To accomplish our goal, we plan to:

    BROADEN OUR STANDARD PRODUCT LINE. We believe that we offer customers one of the broadest ranges of AC/DC and DC/DC standard and modified standard power supplies in the world. Our standard product line includes over 2,500 different models that are available from 1 to 4,000 watts. We are a leader in power supply design, innovation and new product introduction. We plan to continue to develop and expand our standard and modified standard product lines. We believe this expansion, together with our highly flexible and quick changeover manufacturing process, will allow us to meet the requirements of our customers to bring new products to market more rapidly and cost effectively.

    EXPAND RELATIONSHIPS WITH KEY OEMS. We focus on maintaining and establishing long-term relationships with leading OEMs in high growth industries. As part of our efforts to develop and expand these key relationships, we implemented our Strategic National Accounts Program, or SNAP, in 1997. As part of SNAP, we have seven professionals who work directly with OEMs who are large enough to have annual orders of more than $3 million. In addition, our recent acquisitions have significantly expanded our OEM customer base, and we are implementing programs to aggressively cross-sell our broad range of products to these new customers.

    STRENGTHEN OUR POSITION AS A LEADER IN DC/DC POWER SUPPLIES AND, IN PARTICULAR, DPA PRODUCTS. By acquiring Melcher and IPD, we have become a leading supplier of DC/DC power supplies with over 1,750 products. In addition, we believe that our acquisition of IPD, a technological leader in high-density DC/DC products, has positioned us to better fulfill our customers' DPA requirements. We intend to continue expanding our DC/DC product offerings so that we can strengthen our competitive position in the DPA market.

    PURSUE ACQUISITIONS. We plan to pursue growth opportunities by continuing to acquire other power supply companies. We believe the fragmentation of the power supply market, our customers' consolidation of their supplier bases and the limited product offerings and relative undercapitalization of most of our smaller competitors will present opportunities for further consolidation in our industry. We also believe that an acquisition in Asia will significantly lower our materials and labor costs.

    MAINTAIN STRONG RELATIONSHIPS WITH DISTRIBUTORS. We believe that we were one of the first manufacturers to sell power supplies through distributors. Additionally, as a result of Power-One's strong brand name for quality and service, we have developed one of the largest networks of distributors in the U.S. We believe that our large network of distributors enables us to efficiently sell our products to significantly more customers than we could using our direct sales force. In addition, our relationships with our distributors provide us with readily available shelf-space for our new products that we develop and acquire.

PRODUCTS

    Our products are divided primarily into the following categories:

                                                                                                  REPRESENTATIVE
                                                                                                       SALES
RANGE                    WATTS         TYPICAL CHARACTERISTICS     REPRESENTATIVE APPLICATIONS    PRICE RANGE (1)
------------------  ---------------  ---------------------------  ------------------------------  ---------------
AC/DC PRODUCTS

Low-Power           30-200 watts     -Higher unit volume          -Small industrial               $15 - 125
                                     -Low technology              implementation
                                                                  systems
                                                                  -Point-of-sale terminals
                                                                  -Small networking systems

Mid-Power           200-500 watts    -Medium unit volume          -Work stations                  $130 - 400
                                     -Moderate technology         -Data/voice communication
                                                                   systems
                                                                  -Medical diagnostic equipment

High-Power          500-4000 watts   -Lower unit volume           -Semiconductor test systems     $400 - 2,500
                                     -High technology             -Flight simulators
                                                                  -Advanced medical imaging
                                                                  equipment
                                                                  -Large scale data processors

DC/DC PRODUCTS

Low-Power/          1-50 watts       -More compatible with        -Diverse industrial             $5 - 90
Low-Density                          power supplies               applications
                                     manufactured by              -Communication products
                                     competitors                  -Transportation
                                     -Easily sold through
                                     distributors

High-Power/         50-300 watts     -Technologically complex     -Telecommunication equipment    $55 - 145
High-Density                         -Complex manufacturing       -Data communication equipment
                                     process                      -Diverse industrial
                                     -Relatively new technology   applications
                                     -Very small size

LINEAR PRODUCTS

                    5-150 watts      -Low noise                   -Analog-to-digital converters   $20 - 150
                                     -Excellent voltage           -Operational amplifiers
                                     regulation                   -Medical electronics
                                     -High voltage isolation

------------------------------

(1) Melcher products, which are designed for high reliability and rugged conditions, are typically sold for substantially higher prices than those represented here.

    LOW-POWER AC/DC PRODUCTS. Most of our low-power AC/DC power supplies use a universal input voltage circuit, which automatically detects if the AC line is 110 or 220 volts, allowing the products to be used worldwide without modification. In 1997, we introduced a new generation of low-range power supplies targeted to our higher volume customers and the communications markets. In addition, we have designed a line of low-power, high-reliability AC/DC products that are specifically designed for our customers in the transportation and high-reliability industrial markets.

    MID-POWER AC/DC PRODUCTS. Most of our mid-power AC/DC products have the universal input voltage circuit described above. We offer a range of products that provide our customers a variety of features and options within the mid-range power area. In 1999, we added a new line of 250-watt power supplies to address the needs of customers in the communications market.

    HIGH-POWER AC/DC PRODUCTS. Our high-power AC/DC power supplies are based upon a modular configuration. We have ten platforms and 83 modules that we have sold in more than 1,400 configurations. Additionally, through our acquisition of Melcher, we have a non-modular line of high-power telecommunications power supplies that are designed for use in rugged applications.

    LOW-POWER/LOW-DENSITY DC/DC PRODUCTS. We manufacture over 500 different types of low-power DC/DC power supplies. Unlike AC/DC products, DC/DC power supplies are typically more compatible with power supplies manufactured by others and can often replace competitors' DC/DC products.

    HIGH-POWER/HIGH-DENSITY DC/DC PRODUCTS. We manufacture high-density DC/DC products, which are best suited for DPA. These products are essentially the same size as low-density DC/DC products but have significantly greater output power. We also manufacture a line of DC/DC products specifically for use by OEMs in the transportation and high-reliability industrial markets, as well as sectors of the communications industry that require rugged, high-reliability products.

    LINEAR PRODUCTS. We are an industry leader in and have manufactured standard linear AC/DC products since our founding in 1973. Linear power supplies are larger, heavier and less efficient than switching power supplies. However, linear products are better suited for equipment with low noise requirements, such as high precision medical and industrial equipment. We expect that sales of our linear products, which accounted for 17% of our net sales in 1998, will decline in dollar volume in the coming years, as end-users redesign their products to use switching power supplies. Also, as a result of rapid growth in sales of our other products, we expect that sales of linear products as a percentage of overall sales will decline significantly.

    In addition to the standard and modified standard products described above, we design and manufacture AC/DC and DC/DC custom products for select OEM customers to meet unique requirements in size, wattage or configuration. We believe that we can use our large base of standard products and standard circuit designs as platforms to address the custom needs of our customers quickly and effectively.

CUSTOMERS

    We sell our power supplies to over 10,000 OEMs through our direct sales force, manufacturers representatives and indirectly through our distributors. Teradyne and Cisco are the only OEM customers who have accounted for more than 10% of our net sales in any year since 1995. Teradyne accounted for 15% of our net sales in 1997 and 13% in 1998. Cisco accounted for 11% of net sales in 1997 and 11% in the first half of 1999.

    Our top 25 OEM customers accounted for 45% of sales in the first half of 1999, up from 41% in 1998, and included Cisco, Nortel, Teradyne, Lucent, Hewlett-Packard, Siemens and Ericsson.

    Sales in 1996, 1997, 1998 and the first six months of 1999 were to the following markets:

                                                               FISCAL YEARS ENDED DECEMBER 31,
                                                                                                      SIX MONTHS
                                                            -------------------------------------        ENDED
                                                               1996         1997         1998        JUNE 30, 1999
                                                               -----        -----        -----     -----------------
Communications............................................          26%          30%          29%             42%

Industrial................................................          10%           9%          14%             19%

Automatic/Semiconductor test equipment....................          21%          32%          23%              8%

Medical equipment.........................................          22%          12%          10%              8%

Transportation............................................           0%           0%           7%              8%

Computer, Retail and Other................................          21%          17%          17%             15%
                                                                   ---          ---          ---             ---

Total.....................................................         100%         100%         100%            100%
                                                                   ---          ---          ---             ---
                                                                   ---          ---          ---             ---

SALES AND MARKETING

    At June 27, 1999, we had 110 sales and marketing professionals. Our domestic sales and marketing department consisted of 51 professionals, including 25 salespeople, 12 regional sales managers, two product marketing managers, six strategic national account managers and a comprehensive technical support and service staff. Our European sales and marketing department consisted of 59 sales professionals located in six sales offices in Switzerland, Germany, France, England, Italy, and the Netherlands. Six product managers and a technical and service staff located in Switzerland and Germany support our European sales force. Additionally, we sell products in China through IPD's joint venture in Shenzhen and through one of our distributors.

    The percentage break-down of products that we sold to OEMs and distributors in 1996, 1997, 1998 and the first six months of 1999 is as follows:

                                                               FISCAL YEARS ENDED DECEMBER 31,
                                                                                                      SIX MONTHS
                                                            -------------------------------------        ENDED
                                                               1996         1997         1998        JUNE 30, 1999
                                                               -----        -----        -----     -----------------
OEMs......................................................          49%          56%          61%             75%
Distributors..............................................          51%          44%          39%             25%

Although dollar volume sales to distributors have remained relatively constant, they have decreased as a percentage of our total sales because our acquisitions and SNAP program have increased sales to OEMs.

    OEM AND STRATEGIC ACCOUNT SALES. In North America, we use our direct sales force and manufacturers' representatives to sell our products to OEMs. In Europe, we primarily use our direct sales force but also utilize some manufacturers' representatives and distributors. Our manufacturers' representatives cover North America, Eastern Europe, Northern Europe, the Middle East, Asia, Africa and Australia. In 1997, we formed SNAP to target existing and potential OEM customers who are leaders in high-growth industries and who we believe could order over $3 million of power supplies annually. We expect that our sales to OEMs will increase in the future as we increasingly emphasize sales to strategic accounts.

    SMALL ACCOUNT SALES BY DISTRIBUTORS. We have one of the largest domestic distribution networks in the power supply industry. We have contracts with over 48 distributors with locations in more than 478 cities worldwide. Twenty-eight of our distributors are headquartered in the U.S. with branch offices throughout the U.S. and Canada. Many of these distributors have been selling our products for over ten years. We believe that customer loyalty to the Power-One brand and our wide range of standard products enhances our distribution network. Pioneer Standard Electronics accounted for 15% and 12% of net sales in 1996 and 1997, respectively. No other distributor accounted for more than 10% of our annual net sales during the last three years. Pioneer has distributed our products for more than ten years.

RESEARCH AND DEVELOPMENT/ENGINEERING

    Our research and development group consists of 20 design teams and 118 full-time employees located in California, Massachusetts, Switzerland and Ireland. We invested over 6% of our 1998 net sales in engineering. Our research and development department primarily develops new standard power supply products, as well as modifications and improvements for existing products. Within our target markets, we strive to expand applications that use our power supplies by approaching current and potential customers and discussing their future product directions and requirements. We also direct a limited amount of our engineering activities toward creating custom products. Additionally, we focus our research activities on improving power conversion efficiency, reducing product and component costs, improving manufacturability, reducing product size, and implementing new manufacturing processes.

MANUFACTURING PROCESS AND QUALITY CONTROL

    A typical power supply consists primarily of a printed circuit board, electronic components, transformers and other electromagnetic components, and a sheet metal chassis. Production of our power supplies entails the assembly of structural hardware combined with a sophisticated assembly of circuit boards. In response to market demands for increased quality and reliability, design complexity, and sophisticated technology, we automated many electronic assembly and testing processes which we previously performed manually. We also standardized our manufacturing processes to utilize our resources efficiently and optimize our capacities.

    Our manufacturing process is designed to quickly produce a wide variety of quality products at a low cost. We use many techniques such as cell-based manufacturing, common componentry in our product designs and state-of-the-art production equipment to achieve this goal. We recently purchased four new surface mount technology, or SMT, assembly lines. We have already installed three of these lines in our Mexico facility, and we expect the fourth to be operational in our Dominican Republic facility by the end of October. These SMT lines are capable of changeovers in under five minutes and up to approximately 44,000 component placements per hour. SMT permits us to reduce board size by eliminating the need for holes in the printed circuit boards and by allowing us to use smaller components. We believe our substantial investment in SMT technology will significantly increase throughput and capacity while also increasing product quality.

    Many of our customers and other end-users increasingly require that their power supplies meet or exceed established international safety and quality standards as their operations expand internationally. In response to this need, we design and manufacture power supplies in accordance with the certification requirements of many international agencies. These agencies include Underwriters Laboratories (UL) in the U.S.; the Canadian Standards Association (CSA) in Canada; Technischer Uberwachungs-Verein (TUV) and Verband Deutscher Electrotechniker (VDE) in Germany; the British Approval Board for Telecommunications (BABT) in the United Kingdom; and International Electrotechnical Committee (IEC), a European standards organization.

    Quality products and responsiveness to the customer's needs are of critical importance in our efforts to compete successfully. Given their importance, we emphasize quality and reliability in both the design and manufacture of our products. In addition to testing throughout the design and manufacturing process, we test and burn-in 100% of all products using automated equipment and customer-approved processes. We perform an additional out-of-box test or pre-ship audit on randomly selected units before shipment, further ensuring manufacturing quality and integrity.

    We manufacture and assemble our products primarily at our facilities in Slovakia, the Dominican Republic, Mexico and Massachusetts. All of our facilities are ISO 9000 certified. We are currently in the process of moving much of our high volume IPD business to our lower cost facilities in Mexico and the Dominican Republic and our high volume Melcher business to Slovakia, the Dominican Republic and Mexico.

SUPPLIERS

    We typically design products using components readily available from several sources and attempt to minimize our use of components that we can obtain through only one source. Raw materials are generally available in large quantities from a number of different suppliers who provide electronic bonding and safety stock programs to ensure availability. We have a number of volume purchase agreements, or VPA's, with selected suppliers of key items such as wire, fuses, resistors, connectors, capacitors, sheet metal and semiconductors. We use VPA's, which typically have 12 to 18 month terms, to ensure that we have a constant source for required supplies. This practice enables us to reduce inventory expense and produce substantial cost savings through volume purchase discounts. We have not had a supply shortage that had a material adverse effect on our business.

MANAGEMENT INFORMATION TECHNOLOGY

    In April 1999, we installed an Oracle ERP system. The Oracle ERP system enables us to better organize and share critical information for our management team. The web-based system allows for the input and access of important information from any location. The system is capable of supporting a much larger business and will allow us to easily integrate future acquisitions into our operations. The system is Year 2000 compliant, and although it is not fully operational, we have already used it to close our second quarter financials for 1999.

BACKLOG

    We sell our products pursuant to purchase orders rather than long-term contracts. Backlog consists of purchase orders on-hand having delivery dates scheduled within the next six months. The table below illustrates our backlog at December 31, 1998, March 31, 1999 and June 30, 1999:

                                    DECEMBER 31, 1998  MARCH 31, 1999  JUNE 30, 1999
                                    -----------------  --------------  -------------
Backlog...........................    $  26 million     $ 42 million   $  63 million

    Customers may cancel or reschedule most deliveries without penalty. Our backlog has historically been a reliable indicator of future financial results; however, backlog may not be as reliable an indicator in the future as customers switch more orders to just-in-time deliveries. As a result, backlog may decrease even if sales increase.

COMPETITION

    The merchant power supply manufacturing industry is highly fragmented and characterized by intense competition. As of October 1997, there were estimated to be over 1,000 power supply manufacturers worldwide, including over 300 in North America. Only six power supply companies in the world, most of which specialize in custom products, had merchant market sales greater than $200 million in 1997. The average power supply company is estimated to have annual sales of approximately $15 million. No single company dominates the overall power supply market, and our competitors vary depending upon the power range of the product. Our competition includes companies located throughout the world including Artesyn, Astec and Lucent. We believe that the principal bases of competition in our targeted markets are breadth of product line, quality, reliability, technical knowledge, flexibility, readily available products and a competitive price. In times of an economic downturn, or when dealing with high volume orders, we believe that price becomes a more important competitive factor. Moreover, we believe price will become a more important competitive factor in the future as the power supply industry consolidates, OEMs become larger and more entrants from Asia begin to compete with us. Many of our competitors are larger than us, and they may be able to obtain materials at significantly lower prices. Depending on the location of our plants, we may not be able to procure materials at costs as low as the materials costs of some of our competitors.

INTELLECTUAL PROPERTY MATTERS

    We regard certain equipment, processes, information and knowledge that we have developed and use to design and manufacture our products as proprietary. We rely on a combination of trade secret and other intellectual property laws, confidentiality agreements executed by most of our Camarillo employees and other measures to protect our proprietary rights. We currently hold 20 issued patents, most of which are protected in more than one country. The remaining terms of these patents vary with the earliest expiring in 2005. We also have various patents pending as well as nine trademarks.

EMPLOYEES

    At June 27, 1999, we employed 2,941 employees at our facilities in the following functions:

                                                                           NUMBER OF
CAPACITY                                                                   EMPLOYEES
------------------------------------------------------------------------  -----------
Manufacturing...........................................................       2,340
Engineering.............................................................         205
General and administrative..............................................         167
Sales and marketing.....................................................         141
Quality assurance.......................................................          88
                                                                               -----
    Total...............................................................       2,941
                                                                               -----
                                                                               -----

    We believe that our continued success depends, in part, on our ability to attract and retain qualified personnel. We consider our relations with our employees to be good. None of our employees are represented by a union.

FACILITIES

    The table below lists the Company's principal manufacturing and research and development facilities.

                                   APPROXIMATE SIZE
            LOCATION                (SQUARE FEET)    EMPLOYEES                  PRIMARY ACTIVITY
---------------------------------  ----------------  ----------  -----------------------------------------------
San Luis, Mexico                       113,000          956      Manufacturing and Assembly

Santo Domingo, Dominican Republic       99,000          931      Manufacturing and Assembly, Warehousing

Camarillo, California                   98,000          218      Administration, Research and Development,
                                                                 Manufacturing, Sheet Metal Fabrication,
                                                                 Warehousing, Marketing and Sales

Boston, Massachusetts                   58,000          420      Administration, Research and Development,
                                                                 Manufacturing, Warehousing, Marketing and Sales

Uster, Switzerland                      53,000          204      Administration, Research and Development,
                                                                 Manufacturing, Warehousing, Marketing and Sales

Isabela, Puerto Rico                    46,000           29      Sub-assembly

Dubnica Nad Vahom, Slovakia             36,000          119      Manufacturing and Assembly

Limerick, Ireland                       9,000            19      Research and Development, Small-volume
                                                                 Manufacturing and Assembly

    We own our facilities in Mexico, Massachusetts, Slovakia and one 27,000 square foot facility in Uster, Switzerland included in the facilities listed above. We lease the rest of our facilities pursuant to lease agreements with expiration dates through 2008 in North America and 2005 in Europe.

LEGAL PROCEEDINGS

    We are involved in routine litigation arising in the ordinary course of our business. In our opinion, none of the pending litigation matters will have a material adverse effect on our consolidated financial condition or results of operations.

                                   MANAGEMENT

    The following is a list of our current directors and executive officers:

                NAME                       AGE                                    POSITION
-------------------------------------      ---      ---------------------------------------------------------------------
Steven J. Goldman....................          42   President, Chief Executive Officer and Chairman of the Board

Eddie K. Schnopp.....................          41   Sr. Vice President, Finance, Chief Financial Officer and Secretary

Dennis R. Roark......................          52   Executive Vice President and Chief Technology Officer

Brad W. Godfrey......................          40   Sr. Vice President, Operations

David J. Hage........................          52   Sr. Vice President, Sales and Marketing

Dr. Hanspeter Brandli................          60   Director

Jon E.M. Jacoby......................          61   Director

    STEVEN J. GOLDMAN. Mr. Goldman, who joined us in 1982, became our President and Chief Executive Officer in 1990 and was named Chairman of the Board in February 1997. He received his B.S. degree in electrical engineering from the University of Bridgeport and his M.B.A. degree from Pepperdine University's Executive program. Mr. Goldman is a contributing member and Co-Membership Chairman of the San Fernando Valley Chapter of the Young President's Organization.

    EDDIE K. SCHNOPP. Mr. Schnopp, who joined us in 1981, was appointed Vice President of Finance and Logistics in 1993 and Secretary and Chief Financial Officer in 1995. He was appointed Sr. Vice President, Finance, Chief Financial Officer and Secretary in February 1999. He received his B.S. degree in Accounting from California State University Northridge. Mr. Schnopp is married to Ms. Koep.

    DENNIS R. ROARK. Mr. Roark, who joined us in 1988, was appointed Executive Vice President of the Company in 1990. He was appointed Chief Technology Officer in February 1999. Before joining us, Mr. Roark co-owned and managed California D.C. Power Supplies, Inc., a designer and manufacturer of power supplies. He received his B.S. degree in Engineering from California Polytechnic University-Pomona.

    BRAD W. GODFREY. Mr. Godfrey, who joined us in 1988, was appointed Vice President of Worldwide Manufacturing in 1993. He was appointed Sr. Vice President, Operations in February 1999. Before joining us, Mr. Godfrey owned Reflections Manufacturing, a furniture and glass manufacturing company in Canada.

    DAVID J. HAGE. Mr. Hage was appointed Vice President of Sales and Marketing when he joined us in 1993. He was appointed Sr. Vice President, Sales and Marketing in February 1999. Before joining us, Mr. Hage was the Executive Vice President of Power Convertibles Corporation, a subsidiary of Burr/Brown, Inc. His previous experience includes Marketing Manager of International Electric Utility and Field Systems Support Manager at Honeywell, and Director of Marketing Systems and Director of Marketing Planning at SGS-Thomson Semiconductors. Mr. Hage received his B.S. degree in Electrical Engineering from Northern Arizona University and his M.B.A. degree from Arizona State University.

    DR. HANSPETER BRANDLI. Dr. Brandli, who became a director in 1998, is Chairman of the Board of Danzas Holding Ltd. Since 1993, Dr. Brandli has owned and operated HPB Management Services, a management services company. He received a Diploma in Physics in 1963 from the Federal Institute of Technology (ETH) in Zurich, Switzerland and Ph.D. in Physics from the University of Berne/Switzerland in 1968. Dr. Brandli is also President of the Board of Directors of Melcher Ltd., Uster, Domenic Melcher Ltd., Uster, Melcher Holding Ltd., Cham, and Melcher Produktion Ltd., Cham, which are all subsidiaries of the Company's subsidiary, Melcher Holding AG.

    JON E.M. JACOBY. Mr. Jacoby is a director and an Executive Vice President of Stephens Group, Inc. Mr. Jacoby is a Senior Executive Vice President of Stephens Inc., an affiliate of Stephens Group, Inc., where he has been employed since 1963. He received his B.S. degree from the University of Notre Dame and his M.B.A. from Harvard Business School. He is a director of Delta & Pine Land Company and Beverly Enterprises, Inc.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders immediately before this offering and as adjusted to reflect their sales of our common stock pursuant to this offering. The selling stockholders have provided us with all information with respect to their beneficial ownership.

                                                         OWNERSHIP
                                                      OF COMMON STOCK                           OWNERSHIP
                                                       PRIOR TO THE                          OF COMMON STOCK
                                                        OFFERING(2)        NUMBER OF    AFTER THE OFFERING(2)(3)
                                                  -----------------------    SHARES    ---------------------------
                                                    NUMBER    PERCENTAGE    OFFERED      NUMBER      PERCENTAGE
OWNER(1)                                          OF SHARES    OWNERSHIP     HEREBY    OF SHARES    OF OWNERSHIP
------------------------------------------------  ----------  -----------  ----------  ----------  ---------------
Voting Trust dated as of June 8, 1998 (4).......   6,771,188        39.5    1,540,600   5,230,588          24.7
Steven J. Goldman (5)...........................   1,835,847        10.7      459,200   1,376,647           6.5
Eddie K. Schnopp (6)............................     253,835         1.5       63,500     190,335             *
Dennis R. Roark.................................     528,775         3.1      132,200     396,575           1.9
David J. Hage...................................     535,511         3.1      133,900     401,611           1.9
Brad W. Godfrey (7).............................     289,938         1.7       72,500     217,438           1.0
Donna Koep (8)..................................     154,849           *       38,700     116,149             *
All other selling stockholders (9)..............     237,609         1.4       59,400     178,209             *

------------------------

*   Less than 1%.

(1) The address for each stockholder listed above is c/o the Company, 740 Calle Plano, Camarillo, California 93012, except for the Voting Trust, whose address is 111 Center Street, Little Rock, Arkansas 72201.

(2) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commisson and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of our common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 17,137,851 shares outstanding on August 31, 1999 and 21,137,851 shares outstanding after this offering.

(3) Assumes no exercise of the option that we have granted to the underwriters to purchase an additional 975,000 shares.

(4) Stephens Group, Inc. and certain of its shareholders, directors, officers and related parties have contributed their shares to a voting trust pursuant to which the trustee of the trust has sole voting power. The voting trust is required to vote such shares "for" or "against" proposals submitted to our stockholders in the same proportion as the votes cast "for" and "against" such proposals by all other stockholders, excluding abstentions.

        The following entities and individuals, who have contributed shares to the voting trust, as shown below, are selling stock in this offering:

                                                        COMMON STOCK                             COMMON STOCK
                                                 HELD IN VOTING TRUST PRIOR    NUMBER     HELD IN VOTING TRUST AFTER
                                                      TO THE OFFERING            OF              THE OFFERING
                                                 --------------------------    SHARES     --------------------------
                                                  NUMBER OF    PERCENTAGE      OFFERED     NUMBER OF    PERCENTAGE
                                                   SHARES       OWNERSHIP      HEREBY       SHARES       OWNERSHIP
                                                 -----------  -------------  -----------  -----------  -------------
Stephens Group, Inc............................   3,704,050          21.6%      860,400    2,843,650          13.5%
Jackson T. Stephens Trust One..................      96,908             *        24,200       72,708             *
Bess C. Stephens Trust UID 1/4/85..............     151,204             *        37,800      113,404             *
Warren & Harriet Stephens Children's Trust.....     120,679             *        20,700       99,979             *
Harriet Calhoun Stephens Trust UID 3/22/84.....      20,618             *         5,200       15,418             *
Elizabeth Ann Stephens Campbell Revocable
  Trust........................................     304,362           1.8%       76,100      228,262           1.1%
W. R. Stephens Jr. Revocable Trust.............     364,363           2.1%       91,100      273,263           1.3%
Jackson T. Stephens Grandchildrens Trust
  AAAA.........................................     492,289           2.9%      123,100      369,189           1.7%
Pamela Diane Stephens Trust One UID 4/10/92....     366,871           2.1%       91,700      275,171           1.3%
Warren Miles Amerine Stephens Trust UID
  9/10/86......................................      63,720             *        10,000       53,720             *
John Calhoun Stephens Trust UID 12/1/87........      63,720             *        10,000       53,720             *
Laura Whitaker Stephens Trust UID 12/28/90.....      63,720             *        10,000       53,720             *
Coral Two Corporation..........................     143,748             *        35,900      107,848             *
Coral Partners.................................      94,089             *        23,500       70,589             *
Jon E.M. Jacoby................................      94,089             *        23,500       70,589             *
Jacoby Enterprises, Inc........................     209,088           1.2%       52,300      156,788             *
J & J Partners.................................      52,272             *        13,100       39,172             *
Doug Martin....................................      67,953             *        17,000       50,953             *
Rebecca Dickson................................      20,000             *         5,000       15,000             *
Paula Ruffin...................................      20,000             *         5,000       15,000             *
Sarah Dickson..................................      20,000             *         5,000       15,000             *

        Doug Martin was previously one of our directors from September 1995 to April 1998. Jon E.M. Jacoby is currently one of our directors. Mr. Jacoby is deemed beneficially to own a total of 1,437,385 shares (8.4%) of our common stock, including the shares contributed to the Voting Trust by Coral Two Corporation, Coral Partners, Jacoby Enterprises, Inc., J&J Partners, Warren & Harriet Stephens Children's Trust and Jackson T. Stephens Grandchildrens Trust AAAA, as well as the shares described in footnote 9 below. Not all of the shares beneficially owned by Mr. Jacoby and certain of the persons and entities shown in the table above have been contributed to the Voting Trust and thus some shares beneficially owned by them are not reflected in the table above. Mr. Jacoby disclaims beneficial ownership of all shares he is deemed to own in his capacity as a trustee.

(5) Includes 750 shares owned by Mr. Goldman's wife's mother. Mr. Goldman disclaims beneficial ownership of these shares.

(6) Does not include 154,849 shares owned by Ms. Koep, who is married to Mr. Schnopp, but does include 3,800 shares owned by a trust for the benefit of Mr. Schnopp's children. Mr. Schnopp disclaims beneficial ownership of all of these shares.

(7) Includes 1,750 shares owned by Mr. Godfrey's brother. Mr. Godfrey disclaims beneficial ownership of these shares.

(8) Does not include 250,035 shares owned by Mr. Schnopp, who is married to Ms. Koep. Ms. Koep is our Senior Vice President, Human Resources. Ms. Koep disclaims beneficial ownership of these shares.

(9) Consists of the following trusts, none of which owns greater than one percent:

                                                                 NUMBER OF                          NUMBER OF
                                                               SHARES OWNED        NUMBER OF      SHARES OWNED
                                                               PRIOR TO THE     SHARES OFFERED      AFTER THE
                                                                 OFFERING           HEREBY          OFFERING
                                                              ---------------  -----------------  -------------

Grandchild's Trust One UID 12/16/85.........................        39,203             9,800           29,403
Grandchild's Trust Two UID 12/16/85.........................        39,203             9,800           29,403
Grandchild's Trust Three UID 12/89..........................        39,203             9,800           29,403
Susan Stephens Campbell 1995 Trust UID 12/16/85.............        30,000             7,500           22,500
Craig D. Campbell, Jr. 1995 Trust UID 12/4/95...............        30,000             7,500           22,500
Elizabeth Chisum Campbell 1995 Trust UID 12/4/95............        30,000             7,500           22,500
W R Stephens Jr. Children's Trust UID 3/1/95................        30,000             7,500           22,500

        Jon E.M. Jacoby, a director of the Company, is a trustee of each of the Trusts other than the W. R. Stephens Jr. Children's Trust and is deemed to beneficially own the shares held by the Trusts. Mr. Jacoby disclaims beneficial ownership of all shares he is deemed to own in his capacity as a trustee.

                                  UNDERWRITING

    The underwriters named below, through their representatives, Stephens Inc., BancBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC, have severally agreed to purchase from us and the selling stockholders the following respective number of shares of our common stock:


                                                                                                       NUMBER OF
NAME                                                                                                     SHARES
-----------------------------------------------------------------------------------------------------  ----------
Stephens Inc.........................................................................................   2,080,000
BancBoston Robertson Stephens Inc....................................................................   1,820,000
Thomas Weisel Partners LLC...........................................................................   1,300,000
Donaldson, Lufkin & Jenrette Securities Corporation..................................................     160,000
Goldman, Sachs & Co..................................................................................     160,000
HSBC Securities, Inc.................................................................................     160,000
Salomon Smith Barney Inc.............................................................................     160,000
Warburg Dillon Read LLC..............................................................................     160,000
C.L. King & Associates, Inc..........................................................................     100,000
Needham & Company, Inc...............................................................................     100,000
U.S. Bancorp Piper Jaffray Inc.......................................................................     100,000
Sanders Morris Mundy.................................................................................     100,000
Sutro & Co. Incorporated.............................................................................     100,000
                                                                                                       ----------
Total................................................................................................   6,500,000
                                                                                                       ----------
                                                                                                       ----------



    The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $.65 per share. The underwriters may allow and such dealers may reallow a concession not in excess of $.10 per share to certain other dealers. After the public offering of the shares, the underwriters may change the offering price and other selling terms. The representatives of the underwriters have advised us that the underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.


    The underwriting agreement makes the obligations of the underwriters subject to conditions that we and the selling stockholders must satisfy, such as the receipt of certificates, opinions and letters from us, the selling stockholders, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus (other than those covered by the over-allotment option described below) if any of those shares are purchased.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    OVER-ALLOTMENT OPTION. We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 975,000 additional shares of our common stock. To the extent that the underwriters exercise this option, each underwriter is committed to purchase a number of shares that reflects approximately the same percentage of total shares that such underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise their option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

    UNDERWRITING DISCOUNTS AND COMMISSIONS. The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 975,000 additional shares.


                                                                                                       PAID BY
                                                                                                       SELLING
                                                                             PAID BY COMPANY         STOCKHOLDERS
                                                                        --------------------------  --------------
                                                                                          FULL
                                                                        NO EXERCISE     EXERCISE
                                                                        ------------  ------------
Per share.............................................................  $       1.12   $     1.12    $       1.12
                                                                        ------------  ------------  --------------
Total.................................................................  $  4,480,000   $5,572,000    $  2,800,000
                                                                        ------------  ------------  --------------
                                                                        ------------  ------------  --------------


    INDEMNITY. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

    LOCK-UP AGREEMENTS. Our executive officers and directors and the selling stockholders have agreed that they will not, without the underwriters' consent, sell or otherwise dispose of any shares of our common stock during the 90-day period following the effective date of the registration statement relating to this prospectus. This prohibition on sales also applies to options and other securities that may be exercised for or converted into our common stock. The underwriters have the discretion, at any time and without notice, to release the sale prohibitions in part or in whole.

    PASSIVE MARKET MAKING. In general, the SEC's rules prohibit the underwriters from making a market in our common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The SEC has, however, adopted exemptions from these rules that permit passive market making. These exemptions allow an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Certain of the underwriters intend to rely on these exemptions to engage in passive market making in our common stock during the cooling off period.

    STABILIZATION. The underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market. This may be done by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means placing a bid or making a purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means placing a bid on behalf of the underwriting syndicate or making a purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    QUALIFIED INDEPENDENT UNDERWRITER. Under Rule 2720 of the National Association of Securities Dealers, Inc., or NASD, Stephens Group's ownership of our common stock makes the Company an affiliate of Stephens Inc. Because of Stephens Group's ownership, the offering is being conducted in accordance with Rule 2720. Under Rule 2720, when a NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards, although this procedure need not be used if a bona fide independent market exists for the securities. In this offering, however, the underwriters have elected to use a qualified independent underwriter. BancBoston Robertson Stephens Inc. has served in the role of qualified independent underwriter for this offering and has recommended a price in compliance with the requirements of Rule 2720. BancBoston Robertson Stephens

Inc. has performed due diligence investigations and reviewed and participated in the preparation of the prospectus and the related registration statement.

    OTHER MATTERS. Stephens Inc., one of the representatives of the underwriters, has previously provided financial advisory services to us, including in connection with the Melcher and IPD acquisitions. We currently have engaged Stephens Inc. to advise us concerning other potential acquisitions, and Stephens Inc. may provide advisory or other investment banking services to us in the future.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC, has been named as a lead or co-manager on 64 filed public offerings of equity securities, of which 33 have been completed, and has acted as a syndicate manager in an additional 32 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except its contractual relationship with us under the underwriting agreement.

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                          DESCRIPTION OF CAPITAL STOCK

    The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Restated Certificate of Incorporation, or Certificate of Incorporation, and Amended and Restated Bylaws, or Bylaws.

    Our Certificate of Incorporation authorizes us to issue 60 million shares of common stock and 30 million shares of preferred stock. As of August 31, 1999, we had 17,137,851 shares of common stock and no shares of preferred stock issued and outstanding. No other classes of capital stock are authorized under our Certificate of Incorporation. The issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

COMMON STOCK

    Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders. Holders of common stock may receive dividends only when our Board of Directors declares them, but our credit agreement prohibits us from paying dividends without obtaining prior approval. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and any preferred stockholders. The common stock has no preemptive, conversion or other subscription rights, and all outstanding shares are fully paid and non-assessable.

PREFERRED STOCK

    Our Board of Directors may issue shares of preferred stock at any time, in one or more series, without stockholder approval. The Board of Directors will determine the designation, relative rights, preferences and limitations of each series of preferred stock. If we issue preferred stock, it could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also adversely affect the voting power of common stockholders.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    The Certificate of Incorporation has several provisions that may delay or deter changes in control or management of the Company. The Certificate of Incorporation establishes a classified Board and requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. In addition, the Certificate of Incorporation and Bylaws require that stockholders give advance notice to the Company's Secretary of any directorship nominations or other business to be brought by stockholders at any stockholders' meeting. The Certificate of Incorporation also requires the approval of 75% of the Company's voting stock to amend certain provisions of the Certificate of Incorporation. These provisions may have the effect of delaying changes in control or management of the Company, deterring hostile takeovers or deferring or preventing a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by the stockholders.

CERTAIN PROVISIONS OF DELAWARE LAW

    We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporations Law, or DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) before such person became an interested

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stockholder, the Board of Directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

    Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of our Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. In addition, our Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person because such person was acting in such capacity.

    We have entered into indemnification agreements, with each of the directors, executive officers and certain other officers of the Company pursuant to which we have agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at our request to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

    To the extent that the Board of Directors or the stockholders of the Company wish to limit or repeal our ability to provide indemnification as set forth in the Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the indemnification agreements, because their rights to full protection would be contractually assured by the indemnification agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

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                                 LEGAL MATTERS

    O'Melveny & Myers LLP, Los Angeles, California, will pass upon the validity of the common stock that we are offering. Wright, Lindsey & Jennings LLP, Little Rock, Arkansas will pass upon certain legal matters for the underwriters. Attorneys at O'Melveny & Myers LLP involved in this offering own 8,400 shares of the Company's common stock.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., in Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain our SEC filings from the SEC's Website at "http://www.sec.gov."

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934:

1.  Annual Report on Form 10-K for the fiscal year ended December 27, 1998;

2. Quarterly Reports on Form 10-Q for the quarters ended March 28, 1999 and June 27, 1999;

3.  Current Reports on Form 8-K and Form 8-K/A dated January 29, 1999; and

4.  Current Reports on Form 8-K and Form 8-K/A dated August 31, 1998.

    You may request a copy of these filings, at no cost, by writing or telephoning our transfer agent at the following address:

    American Stock Transfer & Trust Company
    40 Wall Street
    New York, New York 10065
    (212) 936-5100

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                    [Picture of Various Power-One Products]
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                                     [LOGO]

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                                   PROSPECTUS

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                                 STEPHENS INC.
                         BANCBOSTON ROBERTSON STEPHENS
                           THOMAS WEISEL PARTNERS LLC